Filed pursuant to Rule 424(b)(2)
Registration No. 333-166805

PROSPECTUS SUPPLEMENT TO

PROSPECTUS DATED MAY 13, 2010

$500,000,000

American Tower Corporation

5.900% Senior Notes due 2021

We will pay cash interest on the notes on May 1 and November 1 of each year, beginning on May 1, 2012. The notes will mature on November 1, 2021.

The notes will be general, unsecured obligations of American Tower Corporation and will rank equally in right of payment with all other senior unsecured debt obligations of American Tower Corporation. The notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries.

We may redeem the notes at any time, in whole or in part, in cash at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium, together with accrued interest to the redemption date.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10 and those described as risk factors in Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

	Public Offering Price(1)	Underwriting Discount	Proceeds Before Expenses to American Tower Corporation
Per note	99.858%	0.650%	99.208%
Total	$499,290,000	$3,250,000	$496,040,000

(1)	Plus accrued interest, if any, from October 6, 2011, if settlement occurs after that date.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment on October 6, 2011.

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch	Credit Agricole CIB	RBC Capital Markets	RBS

Senior Co-Managers

BNP PARIBAS	Credit Suisse	Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley

Co-Managers

BBVA Securities	Citigroup	HSBC	Mizuho Securities	Santander

The date of this prospectus supplement is October 3, 2011.

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We are responsible for the information contained and incorporated by reference in this prospectus supplement and accompanying prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or accompanying prospectus is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and accompanying prospectus contain or incorporate by reference statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding our ability to qualify or to remain qualified as a real estate investment trust (“REIT”); our expected date of conversion to a REIT; the amount and timing of the special earnings and profits (“E&P”) distribution related to our planned REIT conversion; our substantial leverage and debt service obligations; future prospects of growth in the communications site leasing industry; the level of future expenditures by companies in this industry and other trends in this industry; the effects of consolidation among companies in our industry and among our customers and other competitive pressures; economic, political and other events, particularly those relating to our international operations; our ability to maintain or increase our market share; changes in environmental, tax and other laws; our ability to protect our rights to the land under our towers; natural disasters and similar events; the possibility of health risks relating to radio emissions; our future operating results; our future purchases under our stock repurchase program; our future capital expenditure levels; our future financing transactions; and our plans to fund our future liquidity needs. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate. See “Risk Factors.” These forward-looking statements may be found in this prospectus supplement and the accompanying prospectus generally as well as the documents incorporated by reference.

You should keep in mind that any forward-looking statement we make in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these

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events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in this prospectus supplement, in the accompanying prospectus and the documents incorporated by reference, may cause actual results to differ materially from those indicated by our forward-looking statements. We do not intend to update or revise the forward-looking statements we make in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference or elsewhere might not occur.

MARKET AND INDUSTRY DATA

This prospectus supplement and accompanying prospectus contain or incorporate by reference estimates regarding market data, which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe these estimates are reasonable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. As a result, you should be aware that market data set forth in this prospectus supplement, accompanying prospectus or incorporated by reference, and estimates and beliefs based on such data, may not be reliable.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into the prospectus supplement and the accompanying prospectus, including the risk factors and the financial statements and related notes, before making an investment decision. Unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our” and “American Tower” are references to American Tower Corporation and its consolidated subsidiaries.

American Tower Corporation

American Tower Corporation was created as a subsidiary of American Radio Systems Corporation in 1995 to own, manage, develop and lease communications and broadcast tower sites, and was spun off into a free-standing public company in 1998. Since inception, we have grown our communications site portfolio through acquisitions, long-term lease arrangements, development and construction, and through mergers with and acquisitions of other tower operators, increasing the size of our portfolio to over 38,000 communications sites.

American Tower Corporation is a holding company, and we conduct our operations through our directly and indirectly owned subsidiaries. Our principal United States operating subsidiaries are American Towers LLC and SpectraSite Communications, LLC. We conduct our international operations through our subsidiary, American Tower International, Inc., which in turn conducts operations through its various international operating subsidiaries. Our international operations consist primarily of our operations in Brazil, Chile, Colombia, Ghana, India, Mexico, Peru and South Africa.

Recent Developments

REIT Election

On May 19, 2011, our board of directors approved a plan to reorganize our business operations so that we can elect to be treated as a REIT for federal income tax purposes. In connection with this reorganization, we propose to merge with and into American Tower REIT, Inc., a newly formed, wholly owned subsidiary of American Tower (“American Tower REIT”), at which time the separate existence of American Tower will cease and American Tower REIT will be the surviving entity of the merger. On August 24, 2011, our board of directors approved an Agreement and Plan of Merger between us and American Tower REIT. Upon the effectiveness of the merger, American Tower REIT will change its name to “American Tower Corporation” and will succeed to and continue to operate the existing business of American Tower.

The merger will facilitate our compliance with REIT tax rules by ensuring the effective adoption of the charter provisions that implement share ownership and transfer restrictions required by the REIT tax rules. We expect to hold a special meeting of stockholders on November 29, 2011 for the purpose of voting on that proposed merger. Stockholders of record as of October 3, 2011 will be entitled to vote on the merger. We initially filed a registration statement on Form S-4 with the SEC on June 3, 2011, as amended on July 18, 2011, and as further amended on August 12, 2011 and August 25, 2011, which describes the merger and REIT election. The registration statement was declared effective by the SEC on September 22, 2011. The merger and REIT election are subject to final approval by our board of directors. We continue to anticipate electing REIT status for the taxable year beginning January 1, 2012, but there is no certainty as to the timing of a REIT election or whether we will make a REIT election at all.

In preparation for an election to REIT status, we continue to make progress on our operational readiness initiatives, which include systems and process changes. The principal reorganization transactions are the qualification or formation of qualified REIT subsidiaries (“QRSs”) and taxable REIT subsidiaries (“TRSs”). We will hold and operate substantially all of our domestic wireless and broadcast tower leasing business directly and indirectly through one or more QRSs, and we will hold our network development services segment and distributed antenna systems (“DAS”) networks business, as currently structured and operated, and international operations through one or more TRSs. In the future, we may elect to reorganize and transfer certain assets or operations, such as our international operations, from our TRSs to other subsidiaries of American Tower REIT, including QRSs.

For purposes of qualifying as a REIT, we intend to issue a special distribution to stockholders of our undistributed earnings and profits attributable to the taxable period ending prior to January 1, 2012. We expect that the special E&P distribution will be declared and paid in the fourth quarter of 2011. However, the Board of Directors may determine to pay the special E&P distribution at another time, but not later than December 31, 2012 if we elect REIT status for the taxable year beginning January 1, 2012. Based on our preliminary analysis, we currently estimate that the aggregate amount of the special E&P distribution will be no more than $200 million, and we expect to pay it solely with cash on hand. We will not make a special E&P distribution, however, if we do not have any pre-REIT accumulated earnings and profits.

U.S. Property Interests Acquisition

On September 3, 2011, we entered into an agreement to acquire from Unison Holdings, LLC and Unison Site Management II, L.L.C. various limited liability companies holding a portfolio of property interests under approximately 1,800 communications sites for an expected total consideration of approximately $500 million. The acquisition includes property interests under our existing communications sites in accordance with our current land purchase program, as well as property interests under carrier customer and other third-party communications sites providing complementary leasing and recurring cash flow. The acquisition is expected to close during the fourth quarter of 2011, subject to customary closing conditions, and with the potential carve out of certain property interests not being acquired. The purchase price is expected to be satisfied with approximately $304 million in cash and the assumption of approximately $196 million of existing indebtedness.

Ghana Acquisition

As previously disclosed, we entered into a definitive agreement with MTN Group Limited (“MTN Group”) to establish a joint venture in Ghana, of which we own a 51% share through a wholly owned subsidiary. Pursuant to the agreement, the joint venture expects to purchase a total of up to 1,876 existing towers from MTN’s operating subsidiary in Ghana in various tranches throughout 2011 and early 2012, subject to customary closing conditions. On August 11, 2011, the joint venture acquired 770 communications sites for an aggregate purchase price of approximately $206.4 million, including value added tax, subject to a post-closing purchase price adjustment. Our portion of the purchase price was approximately $105.3 million.

As previously disclosed, in connection with the establishment of our joint venture with MTN Group and the acquisition of communications sites in Ghana, Ghana Tower Interco B.V., a 51% owned subsidiary of American Tower, executed a U.S. Dollar-denominated shareholder loan agreement (“Ghana Loan”), as the borrower, with our wholly owned subsidiary (“ATC Subsidiary”) and a wholly owned subsidiary of MTN Group (“MTN Subsidiary”), as the lenders, under which the MTN Subsidiary initially made a loan of $30.2 million. In connection with the acquisition of the 770 communications sites, we entered into additional loans of $103.2 million. The portion of these additional loans made by the ATC Subsidiary ($52.6 million) is eliminated in consolidation, and the portion of these additional loans made by MTN Subsidiary ($50.6 million) is reported as outstanding debt of American Tower. The Ghana Loan accrues interest at 9.0% and matures on May 4, 2016. As of August 11, 2011, an aggregate of $80.8 million was payable to the MTN Subsidiary.

Colombia Acquisition

On July 17, 2011, we entered into a definitive agreement with Colombia Movil S.A. E.S.P. (“Colombia Movil”), a subsidiary of Millicom International Cellular S.A (“Millicom”), whereby a to-be-formed Colombian subsidiary of American Tower will purchase up to 2,126 towers from Colombia Movil for an aggregate purchase price of approximately $182.0 million. Millicom and Colombia Movil’s other shareholders will have an option to acquire an indirect, substantial minority equity interest in our Colombian subsidiary. We expect to close on the first tranche of towers during the fourth quarter of 2011, subject to customary closing conditions.

South Africa Acquisition

On July 25, 2011, we completed the purchase of an additional 329 existing towers from Cell C (Pty) Limited for an aggregate purchase price of approximately $51.5 million, including value added tax, using cash on hand. We expect to close on the remaining 76 existing towers during 2011, subject to customary closing conditions.

Coltel Transaction

On July 29, 2011, we purchased the exclusive use rights for an additional 15 towers in Colombia from Telefónica S.A.’s Colombian subsidiary, Colombia Telecomunicaciones S.A. E.S.P., for an aggregate purchase price of approximately $2.5 million.

Revolving Credit Facility

In July 2011, we borrowed an additional $100.0 million under our $1.25 billion senior unsecured revolving credit facility (“Revolving Credit Facility”).

Stock Repurchase Programs

In July 2011, we completed our $1.5 billion stock repurchase program, originally announced in February 2008 (the “2008 Program”). In March 2011, our board of directors approved a new stock repurchase program (the “2011 Program”), pursuant to which we are authorized to purchase up to an additional $1.5 billion of our Class A common stock (“Common Stock”).

As of July 22, 2011, we had repurchased a total of approximately 34.5 million shares of Common Stock for an aggregate of approximately $1,412 million, including commissions and fees, pursuant to the 2008 Program. This includes the purchase of approximately 0.3 million shares during the period July 1, 2011 to July 22, 2011, for an aggregate of approximately $18.0 million, including commissions and fees, pursuant to the 2008 Program. During the period July 22, 2011 to September 23, 2011, we repurchased a total of approximately 2.5 million shares of Common Stock for an aggregate of approximately $128.4 million, including commissions and fees, pursuant to the 2011 Program.

Under each program, we are authorized to purchase shares from time to time through open market purchases or privately negotiated transactions at prevailing prices in accordance with securities laws and other legal requirements, and subject to market conditions and other factors. To facilitate repurchases, we purchase our Common Stock pursuant to trading plans under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows us to repurchase shares during periods when we otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods.

Our principal executive office is located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our main telephone number at that address is (617) 375-7500.

THE OFFERING

Issuer	American Tower Corporation, a Delaware corporation.

Securities Offered	$500.0 million aggregate principal amount of 5.900% senior notes due 2021.

Maturity Date	November 1, 2021

Interest Payments	May 1 and November 1 of each year, beginning on May 1, 2012. Interest will accrue from October 6, 2011.

Ranking	The notes will be general, unsecured obligations and will rank equally in right of payment with all of our other senior unsecured debt obligations. As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” we would have had approximately $4,193.5 million of senior unsecured indebtedness outstanding. In addition, we would have had approximately $1,972.0 million in aggregate undrawn loan commitments under our Revolving Credit Facility and our new $1.0 billion unsecured revolving credit facility (“Supplemental Credit Facility”), net of approximately $3.0 million of outstanding undrawn letters of credit.

The notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries. Our subsidiaries are not guarantors of the notes. As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” our subsidiaries would have had approximately $2,058.9 million of total debt obligations (excluding intercompany obligations), including:

•

$1,750.0 million in commercial mortgage pass-through certificates backed by the debt of two special purpose subsidiaries, which is secured primarily by mortgages on those subsidiaries’ interests in 5,288 broadcast and wireless communications towers and the related tower sites;

•	$102.7 million of wholly owned subsidiary South African Rand denominated debt (695.4 million South African Rand) that was used to partially finance the purchase of towers in South Africa;

•	$78.5 million of wholly owned subsidiary Colombian Peso denominated debt (139.1 billion Colombian Pesos) that was used to partially finance the purchase of towers and exclusive use rights in Colombia;

•

$80.8 million of U.S. Dollar denominated debt entered into by our 51% owned Ghana joint venture in connection with the establishment of that joint venture (represents the portion of the debt reported as our outstanding debt, after elimination in consolidation of the portion of the debt loaned by one of our wholly owned subsidiaries); and

•	approximately $46.8 million of other wholly owned subsidiary debt.

Optional Redemption	We may redeem the notes at any time, in whole or in part, in cash, at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium, together with accrued interest to the redemption date.

Change of Control Offer	Following a Change of Control and Ratings Decline (each as defined herein), we will be required to offer to purchase all of the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to but not including the date of repurchase. See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.” The Revolving Credit Facility might restrict our ability to make such a payment.

Certain Covenants	The provisions of the indenture governing the notes will, among other things, limit our ability to:

•	create liens; and

•	merge, consolidate or sell assets.

These covenants are subject to a number of important exceptions.

Use of Proceeds	We expect that the net proceeds of this offering will be approximately $495.2 million, after deducting discounts and commissions payable to the underwriters and estimated expenses of this offering payable by us. We intend to use up to approximately $495.2 million of the net proceeds (i) to finance acquisitions, including but not limited to, the recently announced property interests under approximately 1,800 communications sites in the U.S., towers under the agreement with Colombia Movil, tower acquisitions in the U.S. and additional tranches of previously announced acquisitions in Latin America and Africa; and (ii) as the Revolving Credit Facility has been primarily utilized to finance acquisitions, for repayment of all or a portion of our outstanding indebtedness under our Revolving Credit Facility. Remaining net proceeds, if any, will be used for general corporate purposes. Subject to the terms of the Revolving Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date. See “Use of Proceeds” and “Capitalization.”

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to pay down borrowings under the Revolving Credit Facility. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of certain underwriters in this offering, this offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

No Prior Market

We do not intend to list the notes on any securities exchange or any automated dealer quotation system. Although the underwriters have informed us that they presently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making at any time at their sole discretion without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

Denominations	The notes will be issued in minimum denominations of $2,000 and multiples of $1,000 thereafter.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	Before investing in the notes, you should carefully consider all of the information in this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein, including the discussions under “Risk Factors” beginning on page S-10 and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, which is incorporated by reference herein.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data for the fiscal years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 is derived from historical audited consolidated financial information included in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report”), which is incorporated herein by reference. The selected historical consolidated financial data for the fiscal years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007 and 2006 is derived from historical financial information not included or incorporated by reference in this prospectus supplement. The selected historical consolidated financial data for the six months ended June 30, 2011 and 2010 and as of June 30, 2011 is derived from historical financial information included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which is incorporated herein by reference. Our unaudited financial statements have been prepared on the same basis as our audited financial information, and in management’s opinion, the unaudited information described above includes only normal recurring adjustments necessary for a fair presentation. Results for the six months ended June 30, 2011 are not necessarily indicative of results for the full year or any future period.

You should read the summary historical consolidated financial data in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement, and the information set forth under the heading “Risk Factors.” Year-to-year comparisons are significantly affected by our acquisitions, dispositions and construction of towers.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands)
Statements of Operations Data:
Revenues:
Rental and management	$1,294,068	$1,425,975	$1,547,035	$1,668,420	$1,936,373	$900,299	$1,130,494
Network development services	23,317	30,619	46,469	55,694	48,962	24,072	29,436

Total operating revenues	1,317,385	1,456,594	1,593,504	1,724,114	1,985,335	924,371	1,159,930
Operating expenses:
Cost of operations (exclusive of items shown separately below)
Rental and management	332,246	343,450	363,024	383,990	447,629	206,197	272,189
Network development services	11,291	16,172	26,831	32,385	26,957	12,471	14,216
Depreciation, amortization and accretion(1)	528,051	522,928	405,332	414,619	460,726	221,238	269,789
Selling, general, administrative and development expense	159,324	186,483	180,374	201,694	229,769	107,109	138,453
Other operating expenses	2,572	9,198	11,189	19,168	35,876	9,791	21,194

Total operating expenses	1,033,484	1,078,231	986,750	1,051,856	1,200,957	556,806	715,841

Operating income	283,901	378,363	606,754	672,258	784,378	367,565	444,089
Interest income, TV Azteca, net	14,208	14,207	14,253	14,210	14,212	7,084	7,089
Interest income	9,002	10,848	3,413	1,722	5,024	1,196	5,015
Interest expense	(215,643)	(235,824)	(253,584)	(249,803)	(246,018)	(114,491)	(148,939)
Loss on retirement of long-term obligations	(27,223)	(35,429)	(4,904)	(18,194)	(1,886)	(35)	—
Other income (expense)	6,619	20,675	5,988	1,294	315	(6,323)	35,166

Income before income taxes and income on equity method investments	70,864	152,840	371,920	421,487	556,025	254,996	342,420
Income tax provision	(41,768)	(59,809)	(135,509)	(182,565)	(182,489)	(58,741)	(137,300)
Income on equity method investments	26	19	22	26	40	18	12

Income from continuing operations	29,122	93,050	236,433	238,948	373,576	196,273	205,132
(Loss) income from discontinued operations	(854)	(36,396)	110,982	8,179	30	29	—
Net income	28,268	56,654	347,415	247,127	373,606	196,302	205,132
Net (income) loss attributable to noncontrolling interest	(784)	(338)	(169)	(532)	(670)	(319)	1,921

Net income attributable to American Tower Corporation	$27,484	$56,316	$347,246	$246,595	$372,936	$195,983	$207,053

Other Data:
Capital expenditures	$127,098	$154,381	$243,484	$250,262	$346,664	$132,510	$236,580
Cash provided by operating activities	620,738	692,679	773,258	842,126	1,020,977	516,396	559,338
Cash used for investing activities	(129,112)	(186,180)	(274,940)	(543,066)	(1,300,902)	(286,910)	(1,057,287)
Cash (used for) provided by financing activities	(323,063)	(754,640)	(388,172)	(194,942)	910,330	(174,863)	(57,380)
Sites owned and operated at end of period	22,405	22,807	23,740	27,256	35,074	28,035	38,048

	As of December 31,					As of June 30, 2011
	2006	2007	2008	2009	2010(2)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents (including restricted cash)(3)	$281,264	$86,807	$194,943	$295,129	$959,935	$382,748
Property and equipment, net	3,218,124	3,045,186	3,022,636	3,169,623	3,643,028	3,909,635
Total assets	8,613,219	8,130,457	8,211,665	8,519,931	10,368,040	10,973,784
Long-term obligations, including current portion	3,543,016	4,285,284	4,333,146	4,211,581	5,587,388	5,701,843
Total American Tower Corporation stockholders’ equity	4,384,916	3,022,092	2,991,322	3,315,082	3,501,444	3,561,863

(1)	In 2008, we completed a review of the estimated useful lives of our tower assets. Based upon this review, we revised the estimated useful lives of our towers and certain related intangible assets, primarily our network location intangible assets, from our historical estimate of 15 years to a revised estimate of 20 years. We accounted for this change as a change in estimate which was accounted for prospectively, effective January 1, 2008. For the year ended December 31, 2008, the change resulted in a reduction in depreciation and amortization expense of approximately $121.2 million and an increase in net income of approximately $74.4 million.
(2)	During the six months ended June 30, 2011, we updated the purchase accounting for several acquisitions which closed in 2010, which required an adjustment to previously reported balances.
(3)	As of December 31, 2007, 2008, 2009 and 2010 and June 30, 2011, amount includes approximately $53.7 million, $51.9 million, $47.8 million, $76.0 million and $50.2 million, respectively, of restricted funds pledged as collateral to secure obligations and cash, the use of which is otherwise limited by contractual provisions. As of December 31, 2006, amount includes cash and cash equivalents only.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the six months ended June 30, 2011:

	Year Ended December 31,					Six Months Ended June 30, 2011
	2006	2007	2008	2009	2010
Ratio of earnings to fixed charges(1)	1.25x	1.50x	2.12x	2.27x	2.65x	2.70x

(1)	For the purpose of this calculation, “earnings” consist of income from continuing operations before income taxes, income on equity method investments and fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consist of interest expense, including amounts capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information presented and incorporated by reference in this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in the notes. A description of the risks related to our business is included in the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which is incorporated by reference herein. The risks and uncertainties described below and incorporated by reference are not the only ones we face. Additional risks and uncertainties that we do not currently know about, or that we currently believe are immaterial, may also adversely impact our business. Events relating to any of the following risks as well as other risks and uncertainties could seriously harm our business, financial condition and results of operations. In such a case, the trading value of the notes could decline, or we may be unable to meet our obligations under the notes, which in turn could cause you to lose all or part of your investment.

Risks related to this offering

Our leverage and debt service obligations may materially and adversely affect us.

We have a substantial amount of indebtedness. As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” we would have had approximately $6,252.4 million of consolidated debt and the ability to borrow additional aggregate amounts of approximately $1,972.0 million under the Revolving Credit Facility and Supplemental Credit Facility, net of approximately $3.0 million of outstanding undrawn letters of credit. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. We are also permitted, subject to certain restrictions under our existing indebtedness, to obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. Furthermore, the indenture relating to the notes does not prohibit us from incurring additional indebtedness. Our leverage could have significant negative consequences on our financial condition and results of operations, including:

•

impairing our ability to meet one or more of the financial ratio covenants contained in our debt agreements or to generate cash sufficient to pay interest or principal due under those agreements, which could result in an acceleration of some or all of our outstanding debt and the loss of towers subject to our securitization transaction if an uncured default occurs;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	increasing our borrowing costs if our current investment grade debt ratings decline;

•

requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete;

•	limiting our ability to repurchase our Common Stock; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that may have better access to capital resources.

Our holding company structure results in structural subordination of the notes and may affect our ability to make payments on the notes.

The notes will be obligations exclusively of American Tower Corporation and not of our subsidiaries. However, all of our operations are conducted through our subsidiaries. Our cash flow and our ability to service our debt, including the notes, is dependent upon distributions of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other consideration. Payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings and cash flows. Moreover, our subsidiaries may incur indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. The notes are structurally subordinated to all existing, and will be structurally subordinated to all future, indebtedness and other obligations issued by our subsidiaries. Certain of our subsidiary indebtedness is also secured. As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” our subsidiaries would have had approximately $2,058.9 million of total debt obligations (excluding intercompany obligations), including:

•

$1,750.0 million in commercial mortgage-pass through certificates backed by the debt of two special purpose subsidiaries, which is secured primarily by mortgages on those subsidiaries’ interests in 5,288 broadcast and wireless communications towers and the related tower sites;

•	$102.7 million of wholly owned subsidiary South African Rand denominated debt (695.4 million South African Rand) that was used to partially finance the purchase of towers in South Africa;

•	$78.5 million of wholly owned subsidiary Colombian Peso denominated debt (139.1 billion Colombian Pesos) to partially finance the purchase of towers and exclusive use rights in Colombia;

•

$80.8 million of U.S. Dollar denominated debt entered into by our 51%-owned Ghana joint venture in connection with the establishment of that joint venture (represents the portion of the debt reported as our outstanding debt, after elimination in consolidation of the portion of the debt loaned by one of our wholly owned subsidiaries); and

•	approximately $46.8 million of other wholly owned subsidiary debt.

In the event of our insolvency, liquidation or reorganization, or should any of the indebtedness of our subsidiaries be accelerated because of a default, the holders of those debt obligations would have a claim to the proceeds from any liquidation of or distribution from certain of our subsidiaries prior to a claim by holders of the notes.

There may be no public market for the notes offered hereby.

Prior to the sale of the notes offered by this prospectus supplement, there has been no public market for the notes and we cannot assure you as to:

•	the liquidity of any market that may develop;

•	your ability to sell your notes; or

•	the price at which you would be able to sell your notes.

If a market were to exist for the notes, the notes could trade at prices that may be lower than the principal amount of your purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not intend to apply for listing of the notes on any securities exchange or any automated dealer quotation system.

The underwriters have advised us that they presently intend to make a market in the notes. The underwriters are not obligated, however, to make a market in the notes, and may discontinue any such market-making at any time at their sole discretion. In addition, any market-making activity will be subject to the limits imposed by securities laws. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so and holders may be unable to require us to repurchase their notes in certain circumstances.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding principal amount of the notes will become due and payable. Upon the occurrence of a Change of Control Triggering Event (as described in this prospectus supplement), we will be required to offer to repurchase in cash all outstanding notes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but not including, the repurchase date. If we were unable to make the required payments or repurchases of the notes, it would constitute an event of default under the notes and, as a result, under the Revolving Credit Facility, the term loan under the Revolving Credit Facility (“Term Loan”), the Supplemental Credit Facility and other outstanding indebtedness. The indentures for our other outstanding indebtedness also provide for repurchase rights upon a change of control and, in some cases, other fundamental changes under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the notes would have such repurchase rights. It is possible that we will not have sufficient funds at maturity, upon acceleration or at the time of the Change of Control Triggering Event or other fundamental change to make the required repurchase of notes and other indebtedness. In addition, a Change of Control (as described in this prospectus supplement) and certain other change of control events would constitute an event of default under the Revolving Credit Facility, the Term Loan and the Supplemental Credit Facility.

Holders may not be able to require us to purchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors (as described in this prospectus supplement). In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (3) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). See “Description of Notes — Repurchase of Notes Upon a Change of Control Triggering Event.”

The notes effectively rank junior to any secured indebtedness we incur in the future.

The notes are our general unsecured obligations, and effectively rank junior to any secured indebtedness we incur in the future to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure indebtedness will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

Risks related to the REIT conversion and the merger

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income.

We are currently not treated as a REIT for tax purposes. Our board of directors has authorized us to take the steps necessary to elect to be treated as a REIT for tax purposes, effective for the taxable year beginning January 1, 2012. In order to qualify as a REIT, we plan to hold our non-qualifying REIT assets in one or more TRSs. These non-qualifying REIT assets consist principally of our DAS networks business and network development services segment as currently structured and operated. In addition, for the foreseeable future, we have chosen to include in TRSs our tower operations in international markets, because these assets and operations will continue to be subject to taxation in the applicable foreign jurisdictions, and will not benefit from the income tax treatment that we anticipate will become available to our domestic REIT operations.

If, in any taxable year, we fail to qualify for taxation as a REIT, and are not entitled to relief under the Internal Revenue Code (“Code”):

•	we will not be allowed a deduction for distributions to stockholders in computing our taxable income;

•	we will be subject to federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates; and

•	we would be disqualified from REIT tax treatment for the four taxable years following the year during which we were so disqualified.

Any such corporate tax liability could be substantial and would reduce the amount of cash available for other purposes. This adverse impact could last for five or more years because, unless we are entitled to relief under certain statutory provisions, we will be taxable as a corporation, beginning in the year in which the failure occurs, and we will not be allowed to re-elect to be taxed as a REIT for the following four taxable years.

If we fail to qualify for taxation as a REIT, we may need to borrow additional funds or liquidate some investments to pay any additional tax liability. Accordingly, funds available for investment would be reduced.

REIT qualification involves the application of highly technical and complex provisions of the Code to our operations as well as various factual determinations concerning matters and circumstances not entirely within our control. There are limited judicial or administrative interpretations of these provisions. Although we plan to operate in a manner consistent with the REIT qualification rules, we cannot assure you that we will so qualify or remain so qualified.

We may not realize the anticipated tax benefits from the REIT conversion effective January 1, 2012 because the timing of the REIT conversion is not certain.

We anticipate that the REIT conversion will be effective January 1, 2012. However, the effective date of the REIT conversion could be delayed, in which event we could not elect REIT status until the taxable year beginning January 1, 2013, at the earliest. In that event, the benefits attributable to our qualification and taxation as a REIT, including our ability to reduce our corporate level federal income tax through distributions to stockholders, would not commence January 1, 2012, and we would pay corporate level income taxes on our taxable income, to the extent net operating losses are not available to reduce our taxable income, until such time as we became a REIT. Additionally, even if the transactions necessary to implement the REIT conversion are effected, our board of directors may decide not to elect REIT status, or to delay such election, if we determine in our sole discretion that it is not in the best interests of us or our stockholders.

As a REIT, failure to make required distributions would subject us to federal corporate income tax.

We have never declared or paid any cash distributions on our Common Stock. Following the completion of the merger and the special E&P distribution, we intend to declare regular quarterly distributions commencing with the first quarter of 2012, the amount of which will be determined, and is subject to adjustment, by the American Tower REIT board of directors. To qualify and be taxed as a REIT, we will generally be required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year to our stockholders. Generally, we expect to distribute all or substantially all of our REIT taxable income. If our cash available for distribution falls short of our estimates, we may be unable to maintain the proposed quarterly distributions that approximate our taxable income, and may fail to qualify for taxation as a REIT. In addition, our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of nondeductible expenditures, such as capital expenditures, payments of compensation for which Section 162(m) of the Code, denies a deduction, the creation of reserves or required debt service or amortization payments.

To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders for a calendar year is less than a minimum amount specified under the Code.

Covenants specified in our existing and future debt instruments may limit our ability to make required REIT distributions.

Our Revolving Credit Facility, our Term Loan and our Supplemental Credit Facility contain balance sheet, interest coverage and other covenants that could limit our distributions to stockholders. In addition, under the loan agreement related to our securitization transaction, a failure to comply with the covenants in that agreement could prevent our borrower subsidiaries from distributing any excess cash from the operation of their towers to us. If these limits prevent us from satisfying our REIT distribution requirements, we could fail to qualify for taxation as a REIT. If these limits do not jeopardize our qualification for taxation as a REIT but do nevertheless prevent us from distributing 100% of our REIT taxable income, we will be subject to federal corporate income tax, and potentially a nondeductible excise tax, on the retained amounts.

Our cash distributions may fluctuate.

A REIT generally is required to distribute at least 90% of its REIT taxable income to its stockholders. The American Tower REIT board of directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to our stockholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, any stock repurchase program, the financial condition of wireless service providers, and general market demand for our communications sites available for lease. Consequently, our distribution levels may fluctuate.

There are uncertainties relating to the estimate of our special E&P distribution.

To qualify for taxation as a REIT, we will be required to distribute to our stockholders all of our pre-REIT accumulated earnings and profits, if any, as measured for federal income tax purposes, prior to the end of our first taxable year as a REIT, which we expect will be the taxable period ending December 31, 2012. Failure to make the special E&P distribution before December 31, 2012 could result in our disqualification for taxation as a REIT. While we estimate that we will declare and pay the special E&P distribution during the fourth quarter of 2011, the determination of the timing and amount to be distributed in the special E&P distribution is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis or may interpret the applicable law differently from the Internal Revenue Service (“IRS”). We currently believe and intend that our special E&P distribution will satisfy the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. There are, however, substantial uncertainties relating to the computation of our special E&P distribution, including the possibility that the IRS could, in auditing tax years through 2011, successfully assert that our taxable income should be increased, which could increase our pre-REIT accumulated earnings and profits. Thus, we may fail to satisfy the requirement that we distribute all of our pre-REIT accumulated earnings and profits by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our pre-REIT accumulated earnings and profits, we cannot now determine whether we will be able to take advantage of them or the economic impact to us of doing so.

Even if we qualify as a REIT, certain of our business activities will be subject to corporate level income tax and foreign taxes, which will reduce our cash flows, and we will have potential deferred and contingent tax liabilities.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, local and foreign taxes on our income and assets, including alternative minimum taxes, taxes on any undistributed income, and state, local or foreign income, franchise, property and transfer taxes. In addition, we could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT.

Our network development services segment and our DAS networks business will be conducted through one or more wholly owned TRSs because these activities could generate non-qualifying REIT income as currently structured and operated. Additionally, for the foreseeable future, we have chosen to include in TRSs our tower operations in international markets, because these assets and operations will continue to be subject to taxation in the applicable foreign jurisdictions, and not benefit from the income tax treatment available to our domestic REIT operations. Those TRS assets and operations would continue to be subject, as applicable, to federal and state corporate income taxes and to foreign taxes in the jurisdictions in which those assets and operations are located. Any of these taxes would decrease our earnings and our available cash.

We will also be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on all or a portion of the gain recognized from a sale of assets occurring within a specified period (generally, ten years) after the REIT conversion, to the extent of the built-in-gain based on the fair market value of those assets on the effective date of the REIT election in excess of our then tax basis. If we elect REIT status for the taxable year beginning January 1, 2012, that tax on subsequently sold assets will be based on the fair market value and built-in-gain of those assets as of January 1, 2012. Gain from a sale of an asset occurring after the specified period ends will not be subject to this corporate level tax. We currently do not expect to sell any asset if the sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

In addition, the IRS and any state or local tax authority may successfully assert liabilities against us for corporate income taxes for taxable years of American Tower prior to the time it qualified as a REIT, in which case we will owe these taxes plus applicable interest and penalties, if any. Moreover, any increase in taxable income for these pre-REIT periods will likely result in an increase in pre-REIT accumulated earnings and profits, which could either increase the taxable portion of the special E&P distribution to our stockholders or cause us to pay an additional taxable distribution to our stockholders after the relevant determination.

We may be required to borrow funds, sell assets, or raise equity to satisfy our REIT distribution requirements or maintain the asset ownership tests.

In order to meet the REIT distribution requirements and maintain our qualification and taxation as a REIT, we may need to borrow funds, sell assets or raise equity, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings. Any insufficiency of our cash flows to cover our REIT distribution requirements could adversely impact our ability to raise short- and long-term debt, to sell assets, or to offer equity securities in order to fund distributions required to maintain our qualification and taxation as a REIT. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures, future growth and expansion initiatives. This would increase our total leverage. For a discussion of risks related to our substantial level of indebtedness, see “—Our leverage and debt service obligations may materially and adversely affect us.”

In addition, if we fail to comply with certain asset ownership tests, at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise attractive investments. These actions may reduce our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of American Tower REIT common stock. Thus, compliance with these tests will require us to refrain from certain activities and may hinder our ability to make certain attractive investments, including the purchase of non-qualifying assets, the expansion of non-real estate activities, and investments in the businesses to be conducted by our TRSs, and to that extent limit our opportunities and our flexibility to change our business strategy. Furthermore, acquisition opportunities in domestic and international markets may be adversely affected if we need or require the target company to comply with some REIT requirements prior to closing. In addition, a conversion to a REIT may result in investor pressures not to pursue growth opportunities that are not immediately accretive.

Following our election to be taxed as a REIT, we intend to initially conduct a significant portion of our business activities, including our DAS networks business, our network development services segment and our international operations, through one or more domestic or foreign TRSs. Under the Code, no more than 25% of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets. This limitation may affect our ability to make additional investments in our DAS networks business or network development services segment as currently structured and operated, in other non-REIT qualifying operations or assets, or in international operations through TRSs. To meet our annual distribution requirements, we may be required to distribute amounts that may otherwise be used for our operations, including amounts that may otherwise be invested in future acquisitions, capital expenditures or repayment of debt and it is possible that we might be required to borrow funds, sell assets or raise equity to fund these distributions, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings.

As a REIT, we will be limited in our ability to fund distribution payments using cash generated through our TRSs.

Our ability to receive distributions from our TRSs is limited by the rules with which we must comply to maintain our status as a REIT. In particular, at least 75% of our gross income for each taxable year as a REIT must be derived from real estate, which principally includes gross income from the leasing of our communications sites and rental-related services. Consequently, no more than 25% of our gross income may consist of dividend income from our TRSs and other non-qualifying types of income. Thus, our ability to receive distributions from our TRSs may be limited, and may impact our ability to fund distributions to our stockholders using cash flows from our TRSs. Specifically, if our TRSs became highly profitable, we might become limited in our ability to receive net income from our TRSs in an amount required to fund distributions to our stockholders commensurate with that profitability.

In addition, the majority of our income and cash flows from our TRSs will be generated from our international operations. In many cases, there are local withholding taxes and currency controls that may impact our ability or willingness to repatriate funds to the United States to help satisfy REIT distribution requirements.

Our planned extensive use of TRSs, in particular for our international operations, may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings in our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other non-qualifying assets to exceed 25% of the fair market value of our assets, we would fail to qualify as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and increase the cost of our hedging, and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge liabilities. Generally, income from hedging transactions that we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets and income from certain currency hedging transactions related to our

non-U.S. operations do not constitute “gross income” for purposes of the REIT gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the REIT gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on income or gains resulting from hedges entered into by them or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any of our TRSs generally will not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The current market price of our Common Stock may not be indicative of the market price of American Tower REIT common stock following the REIT conversion and the special E&P distribution.

Our current share price may not be indicative of how the market will value American Tower REIT common stock following the REIT conversion because of the effect of the actual distribution of cash in connection with the special E&P distribution, the change in our organization from a taxable subchapter C corporation to a REIT and the change in our distribution policy. Our Common Stock price does not necessarily take into account these effects, and the stock price after the REIT conversion and the special E&P distribution could be lower than the current price. Furthermore, one of the factors that may influence the price of American Tower REIT common stock will be the yield from distributions on American Tower REIT common stock compared to yields on other financial instruments. If, for example, an increase in market interest rates results in higher yields on other financial instruments, the market price of our Common Stock could be adversely affected. In addition, our use of TRSs may cause the market to value American Tower REIT common stock differently than the shares of other REITs, which may not use TRSs as extensively as we will. The market price of American Tower REIT common stock will also be affected by general market conditions (as the price of the Common Stock currently is) and will be potentially affected by the economic and market perception of REIT securities.

We have no experience operating as a REIT, which may adversely affect our financial condition, results of operations, cash flow, per share trading price of American Tower REIT common stock and ability to satisfy debt service obligations.

American Tower REIT was formed on May 17, 2011 and has no operating history as a REIT. In addition, our senior management team has no experience operating a REIT. We cannot assure you that our past experience will be sufficient to operate our company successfully as a REIT. Failure to maintain REIT status could adversely affect our financial condition, results of operations, cash flow, per share trading price of American Tower REIT common stock and ability to satisfy debt service obligations.

Legislative or other actions affecting REITs could have a negative effect on us.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Federal and state tax laws are constantly under review by persons involved in the legislative process, the IRS, the United States Department of the Treasury, and state taxing authorities. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect us. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to us may be changed. Accordingly, we cannot assure you that any such change will not significantly affect our ability to qualify for taxation as a REIT or the federal income tax consequences to us of such qualification.

USE OF PROCEEDS

We expect that the net proceeds of this offering will be approximately $495.2 million, after deducting discounts and commissions payable to the underwriters and estimated expenses of this offering payable by us. We intend to use up to approximately $495.2 million of the net proceeds (i) to finance acquisitions, including but not limited to, the recently announced property interests under approximately 1,800 communications sites in the U.S., towers under the agreement with Colombia Movil, tower acquisitions in the U.S and additional tranches of previously announced acquisitions in Latin America and Africa; and (ii) as the Revolving Credit Facility has been primarily utilized to finance acquisitions, for repayment of all or a portion of our outstanding indebtedness under our Revolving Credit Facility. Remaining net proceeds, if any, will be used for general corporate purposes. Pending use, the net proceeds may be invested temporarily in short-term marketable securities. Our management will have broad discretion in the application of the net proceeds, and the purposes for which the net proceeds are used may change from those described above.

The Revolving Credit Facility has a term of five years and matures on June 8, 2012. As of June 30, 2011, we had $275.0 million outstanding under the Revolving Credit Facility. In July 2011, we borrowed an additional $100.0 million under the Revolving Credit Facility. Subject to the terms of the Revolving Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date. At June 30, 2011, the interest rate applicable to the Revolving Credit Facility was 0.82%.

Affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our Revolving Credit Facility.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2011:

•	on a historical basis;

•

on an “as adjusted” basis, after giving effect to (i) the use of an aggregate of $51.5 million of cash on hand to purchase 329 towers in South Africa; (ii) the use of an aggregate of $2.5 million to purchase exclusive use rights for 15 towers in Colombia; (iii) the use of an aggregate of $105.3 million to fund our portion of the purchase of 770 towers in Ghana; (iv) $50.6 million of additional third party debt entered into in connection with the purchase of 770 towers in Ghana; and (v) additional borrowings under the Revolving Credit Facility of $100.0 million; and

•

on an “as further adjusted” basis, after giving effect to (i) the receipt of approximately $495.2 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, in order to finance acquisitions, including but not limited to, the recently announced property interests under approximately 1,800 communications sites in the U.S., towers under the agreement with Colombia Movil, tower acquisitions in the U.S. and additional tranches of previously announced acquisitions in Latin America and Africa; and (ii) the use of up to approximately $100.0 million of the net proceeds to repay certain of our outstanding indebtedness incurred under our Revolving Credit Facility. The remaining amount of net proceeds, if any, will be used for general corporate purposes. See “Use of Proceeds.”

In addition, we have the ability to borrow additional amounts under the Revolving Credit Facility and the Supplemental Credit Facility. You should read the capitalization table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements incorporated by reference in this prospectus supplement.

	As of June 30, 2011
	Historical	As Adjusted	As Further Adjusted
	(In thousands)
Cash and cash equivalents(1)(2)	$332,542	$273,242	$668,484

Long-term debt, including current portion(3):
American Tower subsidiary debt:
Commercial mortgage pass-through certificates, series 2007-1	$1,750,000	$1,750,000	$1,750,000
South African Bridge Loan(4)	102,731	102,731	102,731
Colombian Short-Term Credit Facility(5)	78,525	78,525	78,525
Ghana loans(6)	30,241	80,815	80,815
Capital leases and other long-term subsidiary debt	46,822	46,822	46,822

Total American Tower subsidiary debt	2,008,319	2,058,893	2,058,893
American Tower Corporation debt:
Revolving Credit Facility	275,000	375,000	275,000
Term Loan	325,000	325,000	325,000
5.05% senior notes due 2020	699,222	699,222	699,222
4.50% senior notes due 2018	999,264	999,264	999,264
4.625% senior notes due 2015	599,417	599,417	599,417
7.00% senior notes due 2017	500,000	500,000	500,000
7.25% senior notes due 2019	295,621	295,621	295,621
Notes offered hereby	—	—	500,000

Total American Tower Corporation debt	3,693,524	3,793,524	4,193,524

Total long-term debt, including current portion	$5,701,843	$5,852,417	6,252,417

	As of June 30, 2011
	Historical	As Adjusted	As Further Adjusted
	(In thousands)
Stockholders’ equity:
Common Stock(1)(7)	4,877	4,877	4,877
Additional paid-in capital	8,630,774	8,630,774	8,630,774
Accumulated deficit	(1,529,543)	(1,529,543)	(1,529,543)
Accumulated other comprehensive income	62,470	62,470	62,470
Treasury stock(1)	(3,606,715)	(3,606,715)	(3,606,715)

American Tower Corporation stockholders’ equity	3,561,863	3,561,863	3,561,863
Non-controlling interest	37,925	37,925	37,925

Total stockholders’ equity	3,599,788	3,599,788	3,599,788

Total capitalization	$9,301,631	$9,452,205	$9,852,205

(1)	Does not reflect the repurchase of approximately 2.8 million shares of Common Stock for an aggregate purchase price of $146.4 million, including commissions and fees, during the period July 1, 2011 through September 23, 2011 pursuant to our previously announced stock repurchase program.
(2)	As of June 30, 2011, amount excludes approximately $50.2 million of restricted funds pledged as collateral to secure obligations and cash, the use of which is otherwise limited by contractual provisions.
(3)	Excludes intercompany indebtedness that is eliminated in our consolidated financial statements.
(4)	The South African Bridge Loan is denominated in South African Rand and was entered into in connection with the purchase of towers in South Africa. The maturity date was extended from September 30, 2011 to October 31, 2011.
(5)	The Colombian Short-Term Credit Facility is denominated in Colombian Pesos and was entered into in connection with the purchase of towers and exclusive tower use rights in Colombia. On July 25, 2011, we refinanced this credit facility with a new 141.1 billion Colombian Peso-denominated short-term credit facility (approximately $80.2 million).
(6)	The Ghana loans are denominated in U.S. Dollars and were entered into in connection with the establishment of our joint venture and acquisition of communications sites in Ghana.
(7)	Common Stock consists of Class A common stock, par value $.01 per share — 1,000,000,000 shares authorized, 395,996,123 shares outstanding, as of June 30, 2011.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the references to “American Tower,” “we,” “us” or “our” refer only to American Tower Corporation (and not to any of its affiliates, including Subsidiaries). The following description supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

American Tower Corporation will issue the notes under an indenture dated as of May 13, 2010, between us and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by a second supplemental indenture thereto, relating to the notes. We refer to the indenture as so supplemented as the “indenture.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture and does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the notes. Copies of the indenture are available from the trustee and a copy has been filed with the registration statement of which the accompanying prospectus is a part, as set forth below under “Where You Can Find More Information.” We use certain defined terms in this description that are not defined below under “— Certain Definitions” or elsewhere in this description; these terms have the meanings assigned to them in the indenture.

General

We will issue $500.0 million aggregate principal amount of our senior notes due 2021 in this offering. We refer to the senior notes due 2021 in this prospectus supplement as the “notes.”

The notes will be issued in minimum denominations of $2,000 and multiples of $1,000 thereafter.

We may, without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes previously issued. Any additional notes having such similar terms, together with the notes previously issued, will constitute a single series of notes previously issued under the indenture.

The notes will mature on November 1, 2021. Accrued and unpaid interest on the notes will be payable in U.S. Dollars semi-annually in arrears on May 1 and November 1 of each year, which we refer to as “interest payment dates,” beginning on May 1, 2012 to the persons in whose names the notes are registered at the close of business on the preceding April 15 and October 15 respectively, which we refer to as “record dates.” Interest on the notes will accrue from October 6, 2011 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date. Any payment required to be made on any day that is not a business day will be made on the next business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from the original payment date to the date of that payment on the next business day.

We will pay principal and interest on the notes, register the transfer of the notes and exchange the notes at our office or agency maintained for that purpose, which initially will be the Corporate Trust Office of the trustee. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar. So long as the notes are represented by global debt securities, the interest payable on the notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future senior unsecured debt. The notes are effectively junior to all of our secured indebtedness to the extent of the assets securing such indebtedness. Our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. Our subsidiaries are not guarantors of the notes. Accordingly, the notes are effectively subordinated to all indebtedness and other obligations of our subsidiaries, including $1,750.0 million indebtedness incurred by two of our special-purpose subsidiaries in connection with the offering of commercial mortgage-pass through certificates, which indebtedness is secured primarily by mortgages on the subsidiaries’ interest in 5,288 wireless and broadcast communication towers and the related tower sites, trade payables and lease obligations.

As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” we and our subsidiaries would have had total outstanding consolidated debt of approximately $6,252.4 million, consisting of:

•	approximately $4,193.5 million of our indebtedness; and

•	approximately $2,058.9 million of indebtedness of our subsidiaries.

As of June 30, 2011, after giving effect to the transactions described under “Capitalization,” we had the ability to borrow an additional $1,972.0 million under the Revolving Credit Facility and Supplemental Credit Facility, net of approximately $3.0 million of outstanding undrawn letters of credit.

As of the issue date, our current subsidiaries, other than those listed in the definition of “Unrestricted Subsidiary” under “— Certain Definitions” below, will be Subsidiaries. Under certain circumstances, we will be able to designate current or future subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the indenture.

The notes are not subject to a sinking fund.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption or tendered for repurchase. Also, we are not required to transfer or exchange any note for a period of 15 days preceding the first mailing of notice of redemption of notes to be redeemed.

Optional Redemption

The notes are redeemable at our election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed then outstanding; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate for the notes, plus 50 basis points;

plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the note is registered at the close of business on such record date.

We will mail or cause to be mailed a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at their registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. Notes called for redemption become due on the date fixed for redemption.

If less than all of the notes are to be redeemed, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not so listed, on a pro rata basis (subject to the procedures of DTC) or, to the extent a pro rata basis is not permitted, by lot or in such other manner as the trustee shall deem to be fair and appropriate.

However, no note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder thereof upon cancellation of the original note.

Repurchase of Notes upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the notes, each holder of notes will have the right to require us to repurchase all or any part, equal to $2,000 or an integral multiple of $1,000 thereafter, of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes up to but excluding the date of repurchase. Within 30 days following any Change of Control Triggering Event, if we had not, prior to the Change of Control Triggering Event, sent a redemption notice for all the notes in connection with an optional redemption permitted by the indenture, we will mail or cause to be mailed a notice to each registered holder briefly describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to any Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the provisions of the indenture relating to the covenant described above by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

The paying agent will promptly mail to each registered holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 thereafter. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

Except as described above, the provisions described above will be applicable regardless of whether or not any other provisions of the indenture are applicable. Other than with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Holders will not be entitled to require us to purchase their notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction.

For the avoidance of doubt, a Change of Control will not be deemed to have occurred if we merge with an affiliate solely for the purpose of reincorporating American Tower in its current or another jurisdiction within the United States of America.

Holders may not be able to require us to purchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (3) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). See “Risk Factors — We may be unable to repay the notes when due or repurchase the notes when we are required to do so and holders may be unable to require us to repurchase their notes in certain circumstances.”

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control Offer.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control Triggering Event, and consummate a Change of Control Offer for all notes then outstanding, at a purchase price for 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date. The indentures for our other outstanding indebtedness also provide for repurchase rights upon a change in control and, in some cases, certain other events under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the notes offered hereby would have such repurchase rights. In addition, a Change of Control (as described herein) and certain other change of control events would constitute an event of default under the Revolving Credit Facility. As a result, we may not be able to make any of the required payments on, or repurchases of, the notes without obtaining the consent of the lenders under the Revolving Credit Facility with respect to such payment or repurchase.

Covenants

Limitations on liens

Under the indenture, we will not, and will not permit any of our Subsidiaries to, allow any Lien (other than Permitted Liens) on any of our or our Subsidiaries’ property or assets (which includes Capital Stock) securing Indebtedness, unless the Lien secures the notes equally and ratably with, or prior to, any other Indebtedness secured by such Lien, so long as such other Indebtedness is so secured.

Notwithstanding the foregoing, we may, and may permit any of our Subsidiaries to, incur Liens securing Indebtedness without equally and ratably securing the notes if, after giving effect to the incurrence of such Liens, the aggregate amount (without duplication) of the Indebtedness secured by Liens (other than Permitted Liens) on the property or assets (which includes Capital Stock) of us and our Subsidiaries shall not exceed the Permitted Amount at the time of the incurrence of such Liens (it being understood that Liens securing Existing SpectraSite Indebtedness shall be deemed to be incurred pursuant to this paragraph).

Trustee

The trustee for the notes is The Bank of New York Mellon Trust Company, N.A., and we have initially appointed the trustee as the paying agent, registrar, and custodian with regard to the notes. Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. The trustee is also the trustee under each of the indentures under which our convertible notes and other senior notes have been issued, and also acts as our stock transfer agent for our Common Stock and warrant agent for warrants to purchase our Common Stock.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Book-Entry; Delivery and Form

We have obtained the information in this section concerning DTC, Clearstream Banking, société anonyme (“Clearstream”), and the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and Euroclear Bank S.A./N.V. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•

all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below under the heading “Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes. Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy). Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, respectively.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC; (2) by a nominee of DTC to DTC or another nominee of DTC; or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	DTC is unwilling or unable to continue as depositary for such global note and we are unable to find a qualified replacement for DTC within 90 days;

•	at any time DTC ceases to be a “clearing agency” registered under the Exchange Act and we are unable to find a qualified replacement for DTC within 90 days;

•	we in our sole discretion decide to allow some or all book-entry notes to be exchangeable for certificated notes in registered form; or

•	an Event of Default has occurred and is continuing under the indenture, and a holder of the notes has requested certificated notes.

If any of the four above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Certain Definitions

“Adjusted EBITDA” means, for the 12-month period preceding the calculation date, for us and our Subsidiaries on a consolidated basis in accordance with GAAP, the sum of (a) Net Income, plus (b) to the extent deducted in determining Net Income, the sum of (i) Interest Expense, (ii) income tax expense, including, without limitation, taxes paid or accrued based on income, profits or capital, including state, franchise and similar taxes and foreign withholding taxes, (iii) depreciation and amortization (including, without limitation, amortization of goodwill and other intangible assets), (iv) extraordinary losses and non-recurring non-cash charges and expenses, (v) all other non-cash charges, expenses and interest (including, without limitation, any non-cash losses in respect of Commodity Agreements, Currency Agreements or Interest Rate Agreements, non-cash impairment charges, non-cash valuation charges for stock option grants or vesting of restricted stock awards or any other non-cash compensation charges, and losses from the early extinguishment of Indebtedness) and (vi) nonrecurring charges and expenses, restructuring charges, transaction expenses (including, without limitation, transaction expenses incurred in connection with any merger or acquisition) and underwriters’ fees or discounts, and severance and retention payments in connection with any merger or acquisition, in each case for such period, less extraordinary gains and cash payments (not otherwise deducted in determining net income) made during such period with respect to non-cash charges that were added back in a prior period; provided, however, (I) with respect to any Person that became a Subsidiary, or was merged with or consolidated into us or any Subsidiary, during such period, or any acquisition by us or any Subsidiary of the assets of any Person during such period, “Adjusted EBITDA” shall, at our option in respect of any or all of the foregoing, also include the Adjusted EBITDA of such Person or attributable to such assets, as applicable, during such period as if such acquisition, merger or consolidation had occurred on the first day of such period and (II) with respect to any Person that has ceased to be a Subsidiary during such period, or any material assets of us or any Subsidiary sold or otherwise disposed of by us or any Subsidiary during such period, “Adjusted EBITDA” shall exclude the Adjusted EBITDA of such Person or attributable to such assets, as applicable, during such period as if such sale or disposition of such Subsidiary or such assets had occurred on the first day of such period.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” as such term is used in Section 13(d)(3) of the Exchange Act, such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means either our Board of Directors or any committee of such Board duly authorized to act on our behalf.

“Board Resolution” means one or more resolutions duly adopted or consented to by the Board of Directors and in full force and effect.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

“Capital Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means the occurrence of any of the following:

(1)	the adoption of a plan relating to our liquidation or dissolution;

(2)

any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of our Voting Stock; provided that a transaction in which we become a Subsidiary of another Person shall not constitute a Change of Control if (a) our stockholders immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom we are a Subsidiary immediately following such transaction and (b) immediately following such transaction no person (as defined above) other than such other Person, Beneficially Owns, directly or indirectly, more than 50% of the voting power of our Voting Stock; or

(3)	the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Commodity Agreement” of any Person means any commodity forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement to which such Person is a party.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations the average of all such quotations.

“Continuing Director” means, as of any date of determination, any member of our Board of Directors who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Corporate Trust Office” means the designated office of the trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 525 William Penn Place, 7th Floor, Pittsburgh, Pennsylvania, 15259, Attention: Corporate Trust Administration, or such other address as the trustee may designate from time to time by notice to the holders of the notes and us, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the holders of the notes and us).

“Currency Agreement” of any Person means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement as to which such Person is a party.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the Stated Maturity of the notes.

“DTC” means The Depository Trust Company.

“Existing SpectraSite Indebtedness” means that certain mortgage loan more fully described in the Offering Memorandum dated April 27, 2007 regarding the $1,750.0 million American Tower Trust I Commercial Mortgage Pass-Through Certificates, Series 2007-1.

“Fair Market Value” means, with respect to any asset, the price that (after taking into account any liabilities relating to such asset) would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Fitch” means Fitch, Inc. or any successor to the rating agency business thereof.

“Foreign Subsidiary” means, with respect to any Person, (a) any Subsidiary of such Person that is not organized or existing under the laws of, and whose principal business is conducted outside of, the United States, any state thereof, the District of Columbia, or any territory thereof (for purposes of this definition only, the “United States”), or (b) any Subsidiary of such Person that is organized or existing under the laws of the United States whose only material assets are the Capital Stock of Foreign Subsidiaries meeting clause (a) of this definition.

“GAAP” means generally accepted accounting principles set forth in the standards, statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness. The term “Guarantee” used as a verb has a corresponding meaning.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6)	representing obligations under any Interest Rate Agreements, Commodity Agreements and Currency Agreements except for those entered into for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange risk; or

(7)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided that (a) if the Disqualified Stock does not have a fixed repurchase price, such maximum fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Stock as if the Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and (b) if the maximum fixed repurchase price is based upon, or measured by, the fair market value of the Disqualified Capital Stock, the fair market value shall be the Fair Market Value thereof;

if and to the extent any of the preceding items (other than letters of credit and obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In addition, the term “Indebtedness”

includes all Indebtedness of others secured by a Lien on any asset of such Person whether or not such Indebtedness is assumed by such Person (the amount of such Indebtedness as of any date being deemed to be the lesser of the Fair Market Value of such property or assets as of such date or the principal amount of such Indebtedness of such other Person so secured) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Interest Expense” means, for any period, all cash interest expense (including imputed interest with respect to Capital Lease Obligations and commitment fees) with respect to any of our Indebtedness and our Subsidiaries’ Indebtedness on a consolidated basis during such period pursuant to the terms of such Indebtedness.

“Interest Rate Agreement” of any Person means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement as to which such Person is a party.

“Investment Grade Rating” means a rating equal to or greater than BBB- by S&P and Fitch and Baa3 by Moody’s or the equivalent thereof under any new ratings system if the ratings system of any such agency shall be modified after the Issue Date, or the equivalent rating or any other Ratings Agency selected by us as provided in the definition of Ratings Agency.

“Issue Date” means October 6, 2011.

“Licenses” means, collectively, any telephone, microwave, radio transmissions, personal communications or other license, authorization, certificate of compliance, franchise, approval or permit, whether for the construction, ownership or operation of any communications tower facilities, granted or issued by the Federal Communications Commission (or other similar or successor agency of the federal government administering the Communications Act of 1934 or any similar or successor federal statute) and held by us or any of our Subsidiaries.

“Lien” means, with respect to any property or assets, including Capital Stock, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Moody’s” means Moody’s Investors Services, Inc. or any successor to the rating agency business thereof.

“Net Income” means, for any period of determination, net income (loss) of us and our Subsidiaries, on a consolidated basis, determined in accordance with GAAP.

“Newly Created Subsidiary” means a newly created direct or indirect Subsidiary of us that is formed or organized after the Issue Date; provided that neither we nor any of our Subsidiaries shall have transferred, or may in the future transfer, any assets (other than cash or cash equivalents) to such Newly Created Subsidiary for so long as such Newly Created Subsidiary remains designated as an Unrestricted Subsidiary.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the chairman of the Board of Directors, the chief executive officer, the president, the chief operating officer, the chief financial officer, or any vice president and by the treasurer, any assistant treasurer, the controller, any assistant controller, the secretary or any assistant secretary of such Person in accordance with the applicable provisions of the indenture.

“Permitted Amount” means, on any date, an amount equal to 3.5 times Adjusted EBITDA as of the most recent fiscal quarter for which our financial statements are internally available immediately preceding such date.

“Permitted Liens” means:

(1)	Liens in favor of us or our Subsidiaries;

(2)	Liens existing on the Issue Date (other than those securing Existing SpectraSite Indebtedness) and renewals and replacements thereof;

(3)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(4)	Liens of carriers, warehousemen, mechanics, vendors (solely to the extent arising by operation of law), laborers and materialmen incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if reserves or appropriate provisions shall have been made therefor;

(5)	Liens incurred in the ordinary course of business in connection with worker’s compensation and unemployment insurance, social security obligations, assessments or government charges which are not overdue for more than 60 days;

(6)	restrictions on the transfer of Licenses or assets of us or any of our Subsidiaries imposed by any of the Licenses as in effect on the Issue Date or imposed by the Communications Act of 1934, any similar or successor federal statute or the rules and regulations of the Federal Communications Commission (or other similar or successor agency of the federal government administering such Act or successor statute) thereunder, all as the same may be in effect from time to time;

(7)	Liens arising by operation of law in favor of purchasers in connection with the sale of an asset; provided, however, that such Lien only encumbers the property being sold;

(8)	Liens to secure performance of statutory obligations, surety or appeal bonds, performance bonds, bids or tenders;

(9)	judgment Liens;

(10)	Liens in connection with escrow or security deposits made in connection with any acquisition of assets;

(11)	Liens securing Indebtedness since the Issue Date represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in any business of us or any of our Subsidiaries in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any other Indebtedness of the type described under this clause (11), not to exceed $500.0 million at any time outstanding for us and any of our Subsidiaries;

(12)	Liens securing obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements not for speculative purposes;

(13)	easements, rights-of-way, zoning restrictions, licenses or restrictions on use and other similar encumbrances on the use of real property that:

(a)	are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business); and

(b)	do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by us and our Subsidiaries;

(14)	Liens on property of us or any of our Subsidiaries at the time we or such Subsidiary acquired the property, including acquisition by means of a merger or consolidation with or into us or any Subsidiary, or an acquisition of assets, and any replacement thereof, provided, however, that such Liens are not created, incurred or assumed in connection with or in contemplation of such acquisition, and provided further that such Liens may not extend to any other property owned by us or any of our Subsidiaries;

(15)	leases and subleases of real property in the ordinary course of business (for the avoidance of doubt, excluding sale and lease-back transactions) which do not materially interfere with the ordinary conduct of the business; and

(16)	banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law; and

(b)	such deposit account is not intended to provide collateral to the depositary institution.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Ratings Agencies” means (1) S&P, Moody’s and Fitch; and (2) if any of S&P, Moody’s and Fitch ceases to rate the notes or ceases to make a rating on the notes publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating on the notes publicly available selected by us (as certified by an Officers’ Certificate), which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Ratings Decline” means the occurrence of the following on, or within 90 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third party to effect a Change of Control (which period shall be extended for so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Ratings Agencies if such period exceeds 90 days): (1) in the event that the notes have an Investment Grade Rating by all three Ratings Agencies, the notes cease to have an Investment Grade Rating by two of the three Rating Agencies, (2) in the event that the notes have an Investment Grade Rating by only two Ratings Agencies, the notes cease to have an Investment Grade Rating by both such Rating Agencies, or (3) in the event that the notes do not have an Investment Grade Rating, the rating of the notes by two of the three Ratings Agencies (or, if there are less than three Rating Agencies rating the notes, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Reference Treasury Dealer” means any of the primary U.S. Government securities dealers in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, (1) any corporation, limited liability company, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person or (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof). The term “Subsidiary” with respect to us shall not include any Unrestricted Subsidiary.

“Unrestricted Subsidiary” means (a) any Foreign Subsidiary or Newly Created Subsidiary of us that is designated by the Board of Directors as an Unrestricted Subsidiary until such time as the Board of Directors may designate it to be a Subsidiary, provided that no Default or Event of Default would occur or be existing following such designation, and (b) any subsidiary of an Unrestricted Subsidiary. Any such designation by the Board of Directors shall be evidenced to the trustee by filing a Board Resolution with the trustee giving effect to such designation. At the time of designation of an Unrestricted Subsidiary as a Subsidiary, such Subsidiary shall be deemed to incur outstanding Indebtedness and grant any existing Liens.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the board of directors, managers or trustees of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences to you of the purchase, ownership and disposition of the notes as of the date hereof. This summary deals only with holders that purchase notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes is sold to investors) and that hold such notes as capital assets for U.S. federal income tax purposes.

A “U.S. holder” means a beneficial owner of a new note that is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution or a tax-exempt entity; if your “functional currency” is not the U.S. dollar; if you are an insurance company, a dealer in securities or foreign currencies, or a trader in securities electing to mark your positions to market; if you hold the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transaction; or if you are a U.S. expatriate, “controlled foreign corporation,” or “passive foreign investment company”), and it does not address any taxes other than U.S. federal income and withholding taxes. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary, perhaps with retroactive effect.

If an entity classified as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. income tax consequences.

U.S. Federal Income Tax Consequences of the Merger to Holders

The merger will not result in a taxable event in respect of the notes.

U.S. Federal Income Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. holder.

Payments of Interest

In general, you must include stated interest on the notes in your gross income as ordinary income as it is received or accrued in accordance with your regular accounting method.

Sale, Exchange, Redemption and Retirement of the Notes

On the sale, exchange, redemption or retirement of a note:

•

You will have taxable gain or loss equal to the difference between the amount received by you (other than amounts representing accrued and unpaid stated interest, which will be treated as described below) and your adjusted tax basis in the note. Generally, your adjusted tax basis in a note will be the amount you paid for the note decreased by any amounts received on the note other than stated interest.

•

Your gain or loss will generally be a capital gain or loss, and will be a long-term capital gain or loss if you held the note for more than one year at the time of disposition. Certain non-corporate U.S. holders are currently eligible for reduced rates of tax on long term capital gains. The deductibility of capital losses is subject to limitation.

•

If you sell a note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. This amount will be treated as interest income and not as sales proceeds, and will be taxed at ordinary income rates.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

This section applies to you if you are a non-U.S. holder.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a note, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

If you cannot satisfy the requirements of the “portfolio interest” exemption described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under “—U.S. Federal Income Tax”).

You are urged to consult your tax advisor regarding the availability of the above exemptions and the procedure for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the U.S. and interest on the notes is effectively connected with the conduct of that trade or business (and the interest is attributable to a permanent establishment maintained by you in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. tax on a net income basis), you will be subject to U.S. federal income tax on that interest at graduated rates on a net income basis (although you will be exempt from the 30% withholding tax, provided you comply with the certification and disclosure requirements discussed above in “ — U.S. Federal Withholding Tax”) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a corporate non-U.S. holder, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of such effectively connected interest.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and the gain is attributable to a permanent establishment maintained by you in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. tax on a net income basis), in which case if you are a foreign corporation the branch profits tax described above may also apply, or

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Information Reporting and Backup Withholding

Interest payments, payments in respect of principal on, and proceeds received from the sale or other taxable disposition of a note generally will be reported to U.S. holders and to the IRS, and a backup withholding tax (currently at a rate of 28%) may apply to such payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s U.S. federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder has provided the statement described above in the last bullet point under “—U.S. Federal Withholding Tax” and the payor does not have actual knowledge or reason to know that the holder is a U.S. person. Information reporting on IRS Form 1042-S may still apply to interest payments, however. In addition, a non-U.S. holder generally will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a U.S. person or the holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining those exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, as long as the required information is timely furnished to the IRS.

UNDERWRITING

Barclays Capital Inc., Credit Agricole Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and RBS Securities Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	$73,750,000
Credit Agricole Securities (USA) Inc.	73,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	73,750,000
RBC Capital Markets, LLC	73,750,000
RBS Securities Inc.	105,000,000
BNP Paribas Securities Corp.	16,250,000
Credit Suisse Securities (USA) LLC	16,250,000
Goldman, Sachs & Co.	16,250,000
J.P. Morgan Securities LLC	16,250,000
Morgan Stanley & Co. LLC	16,250,000
Banco Bilbao Vizcaya Argentaria, S.A.	3,750,000
Citigroup Global Markets Inc.	3,750,000
HSBC Securities (USA) Inc.	3,750,000
Mizuho Securities USA Inc.	3,750,000
Santander Investment Securities Inc	3,750,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a selling concession from the initial public offering price not in excess of 0.400% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not in excess of 0.240% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by American Tower
Per note	0.650%

We estimate that our total expenses for this offering will be $798,000. We have entered into an agreement with the underwriters regarding a reimbursement of a portion of our offering expenses.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, stabilizing purchases and penalty bids.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

•

Penalty bids permit the representatives to reclaim a selling concession from an underwriter when the notes originally sold by the underwriter are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our Revolving Credit Facility, our Term Loan and/or our Supplemental Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Merrill Lynch, Pierce, Fenner & Smith Incorporated or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters, is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of the notes in the Unites States, or to nationals or residents of the United States, through one or more registered broker-dealers in compliance with applicable securities laws and regulations and the rules of FINRA.

Conflicts of Interest

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to pay down borrowings under the Revolving Credit Facility. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of certain underwriters in this offering, this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The notes described in this prospectus supplement are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the notes for American Tower. Certain other legal matters will be passed upon for American Tower by Edmund DiSanto, Esq., Executive Vice President and General Counsel of American Tower. The underwriters will be represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2010 and the effectiveness of internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Please note that the SEC’s website is included in this prospectus supplement and the accompanying prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and should not be considered to be part of this prospectus supplement or the accompanying prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

We “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus supplement and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the notes offered by this prospectus supplement have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein or in the accompanying prospectus by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 28, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 filed with the SEC on May 5, 2011 and August 4, 2011, respectively;

•	the information in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2011 that is deemed “filed” with the SEC under the Exchange Act; and

•

our Current Reports on Form 8-K filed with the SEC on January 31, 2011, March 8, 2011, March 16, 2011, April 12, 2011, May 19, 2011, June 3, 2011, June 3, 2011, August 25, 2011, September 7, 2011 and September 22, 2011.

You may request a copy of these filings at no cost, by writing or calling us at the following address: 116 Huntington Avenue, Boston, Massachusetts 02116, Tel: (617) 375-7500, Attention: Investor Relations.

Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus at the time of the offering. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer and sell from time to time, or selling securityholders may sell from time to time, together or separately, debt securities, which may be convertible or exchangeable into shares of our common stock.

These securities may be offered together or separately and in one or more series, if any, in amounts, at prices and on other terms to be determined at the time of the offering and described in a prospectus supplement.

We may offer and sell these securities through one or more underwriters, dealers or agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

To the extent that any selling securityholder resells any securities, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the securities being offered.

Investing in the offered securities involves risks. You should consider the risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus dated May 13, 2010

We are responsible for the information contained and incorporated by reference in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing an automatic shelf registration process. Under this shelf process, we may periodically sell the securities described in this prospectus in one or more offerings. This prospectus provides a general description of the debt securities and common stock that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information, including information about us, contained in this prospectus. Therefore, before making your investment decision, you should carefully read:

•	this prospectus;

•	any applicable prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

•	the documents referred to in “Where You Can Find More Information” on page 24 for information about us, including our financial statements.

References to “we,” “us,” “our” and “American Tower” are references to American Tower Corporation and its consolidated subsidiaries, unless it is clear from the context that we mean only American Tower Corporation.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference contain statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding our substantial leverage and debt service obligations; future prospects of growth in the communications site leasing industry; the level of future expenditures by companies in this industry and other trends in this industry; the effects of consolidation among companies in our industry and among our customers and other competitive pressures; economic, political and other events, particularly those relating to our international operations; our ability to maintain or increase our market share; changes in environmental, tax and other laws; our ability to protect our rights to the land under our towers; natural disasters and similar events; the possibility of health risks relating to radio emissions; risks arising from our historical option grant practices; our future operating results; our future purchases under our stock repurchase program; our future capital expenditure levels; our future financing transactions; and our plans to fund our future liquidity needs. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate.

You should keep in mind that any forward-looking statement we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in a prospectus supplement and the documents incorporated by reference, may cause actual results to differ materially from those indicated by our forward-looking statements. We do not intend to update or revise the forward-looking statements we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere might not occur.

AMERICAN TOWER CORPORATION

American Tower Corporation was created as a subsidiary of American Radio Systems Corporation in 1995 to own, manage, develop and lease communications and broadcast tower sites, and was spun off into a free-standing public company in 1998. Since inception, we have grown our communications site portfolio through acquisitions, long-term lease arrangements, development and construction, and through mergers with and acquisitions of other tower operators.

American Tower Corporation is a holding company, and we conduct our operations through our directly and indirectly owned subsidiaries. Our principal United States operating subsidiaries are American Towers, Inc. and SpectraSite Communications, LLC. We conduct our international operations through our subsidiary, American Tower International, Inc., which in turn conducts operations through its various international operating subsidiaries. Our international operations consist of our operations in Mexico, Brazil and India.

Our principal executive office is located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our main telephone number at that address is (617) 375-7500.

RISK FACTORS

Investing in the offered securities involves risks. Before deciding to invest in our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in any applicable prospectus supplement and in the documents that are incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” on page 24.

USE OF PROCEEDS

Except as otherwise set forth in a prospectus supplement, we intend to use the net proceeds from any sale of the securities described in this prospectus for our general corporate purposes, which may include financing possible acquisitions, refinancing our indebtedness and repurchasing our common stock. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the indicated periods:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2010
	(In thousands)
Ratio of earnings to fixed charges (1)	—	1.25x	1.50x	2.12x	2.27x	2.54x

(1)	For the purpose of this calculation, “earnings” consists of income (loss) from continuing operations before income taxes, (loss) income on equity method investments and fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expense, including amounts capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon. We had a (deficiency) excess in earnings to fixed charges in each period as follows (in thousands): 2005–$(133,464); 2006–$72,813; 2007–$155,462; 2008–$373,842; 2009–$423,743; and first quarter, 2010–$125,175.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms that will apply to any debt securities that we may offer pursuant to this prospectus and an applicable prospectus supplement. The specific terms of any offered debt securities, and the extent to which the general terms described in this section apply to these debt securities, will be described in the applicable prospectus supplement at the time of the offering. The prospectus supplement, which we will file with the SEC, may or may not modify the general terms found in this prospectus. For a complete description of any series of debt securities, you should read both this prospectus and the prospectus supplement that applies to that series of debt securities.

In this section, the terms “we,” “our,” “us” and “American Tower” refer solely to American Tower Corporation (and not to any of its affiliates, including subsidiaries). As used in this prospectus, “debt securities” means the senior debentures, notes, bonds and other evidences of indebtedness offered pursuant to this prospectus and an applicable prospectus supplement and authenticated by the relevant trustee and delivered under the applicable indenture.

We may issue senior debt securities under an indenture dated as of May 13, 2010 between us and The Bank of New York Mellon Trust Company, N.A., as trustee. This indenture, as supplemented, is referred to in this prospectus as the “indenture.” We refer to The Bank of New York Mellon Trust Company, N.A. as the “trustee” in this prospectus. If a different trustee or a different indenture for a series of debt securities is used, those details will be provided in a prospectus supplement and the forms of any other indentures will be filed with the SEC at the time they are used.

We have summarized below the material provisions of the indenture and the debt securities, and indicated which material provisions will be described in an applicable prospectus supplement. For further information, you should read the indenture. The indenture is an exhibit to the registration statement of which this prospectus forms a part. The following summary is qualified in its entirety by the provisions of the indenture.

General

The debt securities that we may offer under the indenture are not limited in aggregate principal amount. We may issue debt securities at one or more times in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be described in, or determined by action taken pursuant to, a resolution of our board of directors or a committee appointed by our board of directors or in a supplement to the indenture relating to that series.

We are not obligated to issue all debt securities of one series at the same time and, unless otherwise provided in the prospectus supplement, we may reopen a series, without the consent of the holders of the debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of that series, except for the date of original issuance and the offering price, and will be consolidated with, and form a single series with, those outstanding debt securities.

The prospectus supplement relating to any series of debt securities that we may offer will state the price or prices at which the debt securities will be offered and will contain the specific terms of that series. These terms may include the following:

•	the title of the series;

•	any limit upon the aggregate principal amount of the series;

•	the date or dates on which each of the principal of and premium, if any, on the securities of the series is payable and the method of determination thereof;

•

the rate or rates at which the securities of the series shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which any such interest shall be payable and the record date, if any;

•	the place or places where the principal of (and premium, if any) and interest, if any, on securities of the series shall be payable;

•	the place or places where the securities may be exchanged or transferred;

•

the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, securities of the series may be redeemed, in whole or in part, at our option, if we are to have that option with respect to the applicable series;

•

our obligation, if any, to redeem or purchase securities of the series in whole or in part pursuant to any sinking fund or analogous provision or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the other terms and conditions upon which securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $2,000 and multiples of $1,000 thereafter, the denominations in which securities of the series are issuable;

•

if other than U.S. dollars, the currency or currencies (including currency unit or units) in which payments of principal of (and premium, if any) and interest, if any, on the securities of the series shall or may be payable, or in which the securities of the series shall be denominated, and the particular provisions applicable thereto;

•

if the payments of principal of (and premium, if any), or interest, if any, on the securities of the series are to be made, at our or a holder’s election, in a currency or currencies (including currency unit or units) other than that in which such securities are denominated or designated to be payable, the currency or currencies (including currency unit or units) in which such payments are to be made, the terms and conditions of such payments and the manner in which the exchange rate with respect to such payments shall be determined, and the particular provisions applicable thereto;

•

if the amount of payments of principal of (and premium, if any) and interest, if any, on the securities of the series shall be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on a currency or currencies (including currency unit or units) other than that in which the securities of the series are denominated or designated to be payable), the index, formula or other method by which such amounts shall be determined;

•	whether, and the terms and conditions upon which, the securities of the series may or must be converted into our securities or exchanged for our securities or those of another enterprise;

•

if other than the principal amount thereof, the portion of the principal amount of securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default or the method by which such portion shall be determined;

•	any modifications of or additions to the events of default or covenants with respect to securities of the series;

•	whether the securities of the series will be subject to legal defeasance or covenant defeasance as provided in the indenture;

•	if other than the trustee, the identity of the registrar and any paying agent;

•

if the securities of the series shall be issued in whole or in part in global form, (i) the depositary for such global securities, (ii) the form of any legend that shall be borne by such global security,

(iii) whether beneficial owners of interests in any securities of the series in global form may exchange such interests for certificated securities of that series and of like tenor of any authorized form and denomination and (iv) the circumstances under which any such exchange may occur; and

•	any other terms of the series.

Interest

Unless otherwise indicated in the applicable prospectus supplement, if any payment date with respect to debt securities falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

Ranking

The debt securities will be our direct, unconditional, unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured senior obligations. However, the senior debt securities will be effectively junior to all of our secured obligations to the extent of the value of the assets securing those obligations. The debt securities will also be structurally subordinated to all liabilities, including trade payables and lease obligations, of our subsidiaries.

Covenants

Except as described below or in the prospectus supplement with respect to any series of debt securities, neither we nor our subsidiaries are restricted by the indenture from paying dividends or making distributions on our or their capital stock or purchasing or redeeming our or their capital stock. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, with certain exceptions, the indenture does not contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness or limit the amount of additional indebtedness, including senior or secured indebtedness that we can create, incur, assume or guarantee.

Unless otherwise indicated in the applicable prospectus supplement, covenants contained in the indenture will be applicable to the series of debt securities to which the prospectus supplement relates so long as any of the debt securities of that series are outstanding.

Reporting

The indenture provides that we shall furnish to the trustee, within 15 days after we are required to file such annual and quarterly reports, information, documents and other reports with the SEC, copies of our annual report and of the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We shall also comply with the other provisions of Section 314(a) of the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate or merge with or into, or sell or convey all or substantially all of our assets in any one transaction or series of related transactions to another person, unless:

•

either we are the resulting, surviving or transferee corporation, or our successor is a corporation organized under the laws of the United States, any state or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the indenture and all the debt securities; and

•	immediately after giving effect to the transaction, no default or event of default has occurred and is continuing.

The term “default” for the purpose of this provision means any event that is, or with the passage of time or the giving of notice or both would become, an event of default.

Except in the case of a lease of all or substantially all of our assets, the successor will be substituted for us in the indenture with the same effect as if it had been an original party to such indenture. Thereafter, the successor may exercise our rights and powers under the indenture.

Events of Default, Notice and Waiver

In the indenture, the term “event of default” with respect to debt securities of any series means any of the following:

•	failure by us to pay interest, if any, on the debt securities of that series for 30 days after the date payment is due and payable;

•	failure by us to pay principal of or premium, if any, on the debt securities of that series when due, at maturity, upon any redemption, by declaration or otherwise;

•	failure by us to comply with other covenants in the indenture or the debt securities of that series for 90 days after notice that compliance was required; and

•	certain events of bankruptcy or insolvency of us or any of our significant subsidiaries.

The term “significant subsidiaries” for the purpose of this provision means any of our subsidiaries that would be a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X of the Securities Act of 1933, as amended, which we refer to as the Securities Act.

If an event of default (other than relating to certain events of bankruptcy or insolvency of us or breach of our reporting obligation) has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of that series may declare the entire principal of all the debt securities of the affected series to be due and payable immediately.

If an event of default relating to certain events of bankruptcy or insolvency of us occurs and is continuing, then the principal amount of all of the outstanding debt securities and any accrued interest thereon will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The holders of not less than a majority in aggregate principal amount of the debt securities of any series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the debt securities of that series, except a continuing default or event of default in the payment of principal of, or interest or premium, if any, on the debt securities of the affected series.

The indenture imposes limitations on suits brought by holders of debt securities of any series against us. Except for actions for payment of overdue principal or interest, no holder of a debt security of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of an event of default and the continuance of that event of default;

•	the holder or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

•

such holder or holders have offered to the trustee security or indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee has not instituted the action within 60 days of the receipt of such notice, request and offer of indemnity; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of that series.

We will be required to file annually with the trustee a certificate, signed by two officers of our company, stating whether or not the officers know of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Notwithstanding the foregoing, the sole remedy for any breach of our obligation under the indenture to file or furnish reports or other financial information pursuant to section 314(a)(1) of the Trust Indenture Act (or as otherwise required by the indenture) shall be the payment of liquidated damages, and the holders will not have any right under the indenture to accelerate the maturity of the debt securities of the affected series as a result of any such breach. If any such breach continues for 90 days after notice thereof is given in accordance with the indenture, we will pay liquidated damages to all the holders of the debt securities of that series at a rate per annum equal to (i) 0.25% per annum of the principal amount of the debt securities of that series from the 90th day following such notice to but not including the 180th day following such notice (or such earlier date on which the event of default relating to the reporting obligations referred to in this paragraph shall have been cured or waived) and (ii) 0.50% per annum of the principal amount of the debt securities of that series from the 180th day following such notice to but not including the 365th day following such notice (or such earlier date on which the event of default relating to the reporting obligations referred to in this paragraph shall have been cured or waived). On such 365th day (or earlier, if the event of default relating to the reporting obligations referred to in this paragraph shall have been cured or waived prior to such 365th day), such additional interest will cease to accrue, and the debt securities of that series will be subject to acceleration as provided above if the event of default is continuing. The provisions of the indenture described in this paragraph will not affect the rights of the holders of the debt securities of any series in the event of the occurrence of any other event of default.

Modification and Waiver

Except as provided in the two succeeding paragraphs, the indenture provides that we and the trustee thereunder may, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of any series then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, debt securities of that series), voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities of that series.

We and the trustee may amend or supplement the indenture or the debt securities of any series without the consent of any holder to:

•	secure the debt securities of any series;

•

evidence the assumption by a successor corporation of our obligations under the indenture and the debt securities of any series in the case of a merger, amalgamation, consolidation or sale of all or substantially all of our assets;

•	add covenant(s) or events of default(s) for the protection of the holders of all or any series of debt securities;

•

cure any ambiguity or correct any defect or inconsistency in the indenture or make any other provisions as we may deem necessary or desirable; provided, however, that no such provisions will materially adversely affect the interests of the holders of any debt securities;

•	evidence and provide for the acceptance of appointment by a successor trustee in accordance with the indenture;

•

provide for uncertificated debt securities in addition to, or in place of, certificated debt securities of any series in a manner that does not materially and adversely affect any holders of the debt securities of that series;

•

conform the text of the indenture or the debt securities of any series to any provision of this “Description of Debt Securities” or “Description of Securities” in the prospectus supplement for such series to the extent that such provision in such description was intended to be a verbatim recitation of a provision of the indenture or the debt securities of that series;

•	provide for the issuance of additional debt securities of any series in accordance with the limitations set forth in the indenture as of the date of the indenture;

•

make any change that would provide any additional rights or benefits to the holders of all or any series of debt securities or that does not adversely affect the legal rights under the indenture of any such holder or any holder of a beneficial interest in the debt securities of that series;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	establish the form or terms of debt securities of any series as permitted by the indenture;

•	secure our obligations in respect of the debt securities of any series;

•

in the case of convertible or exchangeable debt securities of any series, subject to the provisions of the supplemental indenture for that series, to provide for conversion rights, exchange rights and/or repurchase rights of holders of that series in connection with any reclassification or change of our common stock or in the event of any amalgamation, consolidation, merger or sale of all or substantially all of the assets of us or our subsidiaries substantially as an entirety occurs;

•	in the case of convertible or exchangeable debt securities of any series, to reduce the conversion price or exchange price applicable to that series;

•

in the case of convertible or exchangeable debt securities of any series, to increase the conversion rate or exchange ratio in the manner described in the supplemental indenture for that series, provided that the increase will not adversely affect the interests of the holders of that series in any material respect; or

•	any other action to amend or supplement the indenture or the debt securities of any series as described in the prospectus supplement with respect to that series of debt securities.

We and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby:

•	change the final maturity of any debt security;

•	reduce the aggregate principal amount on any debt security;

•	reduce the rate or amend or modify the calculation, or time of payment, of interest, including defaulted interest on any debt security;

•

reduce or alter the method of computation of any amount payable on any debt security upon redemption, prepayment or purchase of any debt security or otherwise alter or waive any of the provisions with respect to the redemption of any debt security, or waive a redemption payment with respect to any debt security;

•	change the currency in which the principal of, or interest or premium, if any, on any debt security is payable;

•

impair the right to institute suit for the enforcement of any payment on any debt security when due, or otherwise make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of any debt security to receive payments of principal of, or premium, if any, or interest on any debt security;

•

modify the provisions of the indenture with respect to modification and waiver (including waiver of certain covenants, waiver of a default or event of default in respect of debt securities of any series), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder;

•

reduce the percentage of principal amount of outstanding debt securities of any series whose holders must consent to an amendment, supplement or waiver of the indenture or the debt securities of that series;

•

impair the rights of holders of debt securities of any series that are exchangeable or convertible to receive payment or delivery of any consideration due upon the conversion or exchange of the debt securities of that series; or

•

any other action to modify or amend the indenture or the debt securities of any series as may be described in the prospectus supplement with respect to that series of debt securities as requiring the consent of each holder affected thereby.

Defeasance

The indenture provides that we will be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold monies for payment in trust and to pay the principal of and interest, if any, on those debt securities), upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any, and interest, if any, on the debt securities of that series on the stated maturity date thereof in accordance with the terms of the indenture and the debt securities of that series. Also, the establishment of such a trust will be conditioned on the delivery by us to the trustee of an opinion of counsel reasonably satisfactory to the trustee to the effect that, based upon applicable U.S. federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to the holders. For the avoidance of doubt, such an opinion would require a change in current U.S. tax law.

We may also omit to comply with the restrictive covenants, if any, of any particular series of debt securities, other than our covenant to pay the amounts due and owing with respect to that series. Thereafter, any such omission shall not be an event of default with respect to the debt securities of that series, upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any, and interest, if any, on the debt securities of that series on the stated maturity date thereof in accordance with the terms of the indenture and the debt securities of that series. Our obligations under the indenture and the debt securities of that series other than with respect to those covenants will remain in full force and effect. Also, the establishment of such a trust will be conditioned on the delivery by us to the trustee of an opinion of counsel to the effect that such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to the holders.

Satisfaction and Discharge

At our option, we may satisfy and discharge the indenture with respect to the debt securities of any series (except for specified obligations of the trustee and ours, including, among others, the obligations to apply money held in trust) when:

•

either (a) all debt securities of that series previously authenticated under the indenture have been delivered to the trustee for cancellation or (b) all debt securities of that series not yet delivered to the trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable within one year, and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders an amount sufficient to pay and discharge the entire indebtedness on debt securities of that series;

•

no default or event of default with respect to debt securities of that series has occurred or is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of any other instrument to which we are bound;

•	we have paid or caused to be paid all other sums payable by us under the indenture and any applicable supplemental indenture with respect to the debt securities of that series;

•

we have delivered irrevocable instructions to the trustee to apply the deposited funds toward the payment of securities of that series at the stated maturity date or the redemption date, as applicable; and

•	we have delivered to the trustee an officers’ certificate stating that all conditions precedent relating to the satisfaction and discharge of the indenture as to that series have been satisfied.

Unclaimed Money

If money deposited with the trustee or paying agent for the payment of principal of, premium or accrued and unpaid interest, if any, on debt securities remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in the City of New York, or mail to each holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of debt securities entitled to the money must look to us for payment, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

Purchase and Cancellation

The registrar and paying agent will forward to the trustee any debt securities surrendered to them for transfer, exchange or payment, and the trustee will promptly cancel those debt securities in accordance with its customary procedures. We will not issue new debt securities to replace debt securities that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase debt securities in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any debt securities we purchase in this manner; provided that we not reissue or resell those debt securities if upon reissuance or resale, they would constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. Debt securities surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

Replacement of Debt Securities

We will replace mutilated, lost, destroyed or stolen debt securities at the holder’s expense upon delivery to the trustee of the mutilated debt securities or evidence of the loss, destruction or theft of the debt securities satisfactory to the trustee and us. In the case of a lost, destroyed or stolen debt security, we or the trustee may require, at the expense of the holder, indemnity satisfactory to us and the trustee.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture.

Except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The holders of a majority in principal amount of the then outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest, it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. The trustee is also the trustee under each of the indentures under which our other senior debt securities have been issued, and also acts as our stock transfer agent for our common stock, warrant agent for warrants to purchase our common stock and servicer under the loan agreement related to our securitization transaction.

No individual liability of directors, officers, employees, incorporators, stockholders or agents

The indenture provides that none of our past, present or future directors, officers, employees, incorporators, stockholders or agents in their capacity as such will have any liability for any of our obligations under the debt securities of any series or the indenture. Each holder of debt securities of any series by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Governing law

The indenture and debt securities of each series are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF COMMON STOCK

We may periodically issue debt securities that can be converted or exchanged into shares of our common stock. The description below summarizes the general terms of our common stock. This section is a summary, and it does not describe every aspect of our common stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation, which we refer to as the Certificate of Incorporation, and our Amended and Restated By-laws, which we refer to as the By-laws.

Authorized Shares

As of the date of this prospectus, we are authorized to issue up to one billion (1,000,000,000) shares of common stock with one cent ($0.01) par value per share. As of April 30, 2010, we had 403,314,611 shares of common stock outstanding.

Voting Rights

With respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of common stock shall be entitled to one (1) vote in person or by proxy for each share of common stock standing in the name of such stockholders on the record of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority (or by a plurality in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected) of the votes entitled to be cast by all shares of common stock present in person or by proxy.

Dividends

Subject to applicable law and rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over the common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock from time to time and in amounts as our board of directors may determine. The loan agreement for our senior unsecured revolving credit facility and term loan contain covenants that restrict our ability to pay dividends unless certain financial covenants are satisfied.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. Neither the merger, consolidation or business combination of American Tower with or into any other entity in which our stockholders receive capital stock and/or other securities (including debt securities) of the surviving entity (or the direct or indirect parent entity thereof), nor the sale, lease or transfer by us of any part of our business and assets, nor the reduction of our capital stock, shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Other Provisions

The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

We may not subdivide, combine, or pay or declare any stock dividend on, the outstanding shares of common stock unless all outstanding shares of common stock are subdivided or combined or the holders of common stock receive a proportionate dividend.

Our Certificate of Incorporation restricts transfers of shares of our common stock to the extent necessary to comply with the foreign ownership limitations as set forth in the Communications Act of 1934, as amended.

Certain Anti-Takeover Provisions

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years owned, 15% or more of the corporation’s voting stock.

Certain Provisions of our Certificate of Incorporation and By-Laws

Our By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election of directors, other than nominations made by, or at the direction of, our board of directors. These procedures may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors at a meeting of stockholders.

Our Certificate of Incorporation includes provisions eliminating the personal liability of our directors to the fullest extent permitted by the DGCL, and our By-laws include provisions indemnifying our directors and officers to the fullest extent permitted by the DGCL. The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. In addition, the value of investments in our securities may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In accordance with the DGCL, our Certificate of Incorporation may be amended, altered or repealed by vote of the holders of a majority of the outstanding shares of common stock. Our By-laws may be amended, altered or repealed by vote of the holders of at least 66 2/3% of the outstanding shares of common stock or by the board of directors.

Certain Provisions of our Debt Obligations

Change of control and merger, consolidation and asset sale provisions in our indentures for our outstanding notes and loan agreement for our senior unsecured revolving credit facility and term loan may discourage a takeover attempt. These provisions may make acquiring us more difficult.

Listing of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon Trust Company, N.A., 525 William Penn Place, 7th Floor, Pittsburgh, PA 15259, telephone number (412) 234-7571.

LEGAL OWNERSHIP

In this prospectus and in any applicable prospectus supplement, when we refer to the “holders” of securities as being entitled to specified rights or payments, we mean only the actual legal holders of the securities. While you will be the holder if you hold a security registered in your name, more often than not the holder actually will be a broker, bank or other financial institution or, in the case of a global security, the depositary. Our obligations, as well as the obligations of the trustee, any transfer agent, any registrar and any third parties employed by us, the trustee, any transfer agent and any registrar, run only to persons who are registered as holders of our securities, except as may be specifically provided for in the contract governing the securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding securities in accounts at banks, brokers or other financial institutions is called holding in “street name.” If you hold our securities in street name, we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold the securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the securities, either because they agree to do so in their customer agreements or because they legally are required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any applicable prospectus supplement actually will apply to you. For example, if the debt security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement that applies to that security. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out:

•	How it handles payments and notices with respect to the securities;

•	Whether it imposes fees or charges;

•	How it handles voting, if applicable;

•	How and when you should notify it to exercise on your behalf any rights or options that may exist under the securities;

•	Whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below; and

•	How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

Book-Entry Issuance

Unless otherwise specified in the applicable prospectus supplement, our debt securities will be book-entry securities that are cleared and settled through the Depositary Trust Company, which we refer to as the DTC, a securities depositary. Upon issuance, unless otherwise specified in the applicable prospectus supplement, all book-entry securities of the same series will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of any such securities and will be considered the sole owner of the securities.

Purchasers may only hold interests in the global securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary – a bank, brokerage house or other institution that maintains securities accounts for customers – that has an account with DTC or its nominee. DTC will maintain accounts showing the securities holdings of its participants, and these participants will in turn maintain accounts showing the securities holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates. The laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

Unless otherwise specified in the prospectus supplement with respect to a series of debt securities, the beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive or paper securities only if:

•	DTC is unwilling or unable to continue as depositary for such global security and we are unable to find a qualified replacement for DTC within 90 days;

•	at any time DTC ceases to be a “clearing agency” registered under the Exchange Act and we are unable to find a qualified replacement for DTC within 90 days;

•	We in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form; or

•	An event of default has occurred and is continuing under the indenture, and a holder of the securities has requested definitive securities.

Any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form with the same terms, and in the case of debt securities, in an equal aggregate principal amount in denominations of $2,000 and whole multiples of $1,000 (unless otherwise specified in the prospectus supplement). Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

In this prospectus and the applicable prospectus supplement, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC’s procedures.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in any of the following three ways (or in any combination of the following three ways):

•	to or through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus forms a part).

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If we use underwriters in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to customary conditions. The underwriters will be obligated to purchase all of the offered securities if they purchase any of the offered securities.

We may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, in connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, the underwriters may over-allot and may bid for, and purchase, the securities in the open market.

Agents, underwriters and other third parties described above that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and those other third parties to indemnify them against specified civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect of those liabilities. Agents, underwriters and those other third parties may engage in transactions with or perform services for us in the ordinary course of their businesses.

In compliance with guidelines of the Financial Industry Regulatory Authority, which we refer to as FINRA, the maximum consideration or discount to be received by any FINRA member will not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to persons considering the purchase of fixed rate debt securities covered by this prospectus. A discussion of certain U.S. federal income tax considerations that may be relevant to persons considering the purchase of convertible debt securities, short-term debt securities (generally, debt securities having maturities of not more than one year), floating rate debt securities, or foreign currency debt securities, will be included in the applicable prospectus supplement if such debt securities will be issued. Persons considering the purchase of warrants should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition thereof.

This summary, which does not represent tax advice, is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. This summary deals only with debt securities that will be held as capital assets and, except where otherwise specifically stated, is addressed only to persons who purchase debt securities in the initial offering. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold debt securities as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar. Prospective purchasers of debt securities should review the accompanying prospectus supplements for summaries of special U.S. federal income tax considerations that may be relevant to a particular issue of debt securities, including any floating rate debt securities or foreign currency debt securities (defined below).

IRS Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective purchasers of debt securities are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this prospectus or any document referred to herein is not intended or written to be used, and cannot be used by prospective purchasers for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code of 1986, as amended, which we refer to as the Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective purchasers should seek advice based on their particular circumstances from an independent tax advisor in determining the tax consequences to them of the purchase, ownership and disposition of debt securities, including the application to their particular situation of the U.S. federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of a debt security that is (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes), that was established under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate whose world-wide income is subject to U.S. federal income tax; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect under current Treasury regulations to be treated as a United States person. If a partnership holds debt securities, the tax treatment of partners will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding debt securities should accordingly consult their own tax advisors. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a debt security that is neither a U.S. Holder nor other entity classified as a partnership for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Payments of Interest. Payments of qualified stated interest (as defined below under “—Original Issue Discount”) on a debt security will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the U.S. Holder’s method of tax accounting).

Purchase, Sale, Exchange and Retirement of Debt Securities. A U.S. Holder’s tax basis in a debt security generally will equal the cost of such debt security to such holder, increased by any amounts includible in income by the holder as original issue discount and market discount and reduced by any amortized premium (each as described below) and any payments other than payments of qualified stated interest (as defined below) made on such debt security.

Upon the sale, exchange or retirement of a debt security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such debt security.

Except as discussed below with respect to market discount, gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the debt security for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Original Issue Discount. In addition to bearing stated interest, the debt security may be issued with original issue discount, which we refer to as OID. U.S. Holders of debt securities with OID generally will be subject to the special tax accounting rules for obligations issued with original issue discount provided by the Code and certain regulations promulgated thereunder, which we refer to as the OID Regulations. Debt securities issued with OID will be referred to as original issue discount debt securities. Notice will be given in the accompanying prospectus supplement when we determine that a particular debt security is an original issue discount debt security. U.S. Holders of such original issue discount debt securities should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

A debt security will generally be considered to be issued with OID if its stated redemption price at maturity (as defined below) exceeds its issue price (as defined below) by more than a de minimis amount (generally, 0.25% of such stated redemption price multiplied by the complete years to maturity). The “stated redemption price at maturity” of a debt security is generally the sum of all payments to be made on the debt security other than qualified stated interest (as defined below). “Qualified stated interest” is generally stated interest that is unconditionally payable in cash or in property (other than our debt instruments) at least annually during the entire term of a debt security at a single fixed rate or, subject to certain conditions, based on one or more interest indices. The “issue price” of each debt security in a particular offering will generally be the first price at which a substantial amount of that particular offering is sold to the public (ignoring sales to underwriters, placement agents or wholesalers).

In general, each U.S. Holder of an original issue discount debt security, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the “daily portions” of OID on the debt security for all days during the taxable year that the U.S. Holder owns the debt security. The daily portions of OID on an original issue discount debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an original issue discount debt security, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. In the case of an initial U.S. Holder, the amount of OID on an original issue discount debt security allocable to each accrual period is determined by (a) multiplying the adjusted issue price (as defined below) of the original issue discount debt security at the beginning of the accrual period by the yield to maturity (as defined below) of such original issue discount debt security (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest allocable to that accrual period. The “yield to maturity” of a debt security is the discount rate that causes the present value of all payments on the debt security as of its original issue date to equal the issue price of such debt security. The “adjusted issue price” of an original issue discount debt security at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such debt security in all prior accrual periods. As a result of this “constant-yield” method of including OID in income, the amounts includible in income by a U.S. Holder in respect of an original issue discount debt security denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A U.S. Holder generally may make an irrevocable election to include in its income its entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount paid by such U.S. Holder for such debt security) under the constant-yield method described above. For debt securities purchased at a premium or bearing market discount in the hands of the U.S. Holder, the U.S. Holder making such election will also be deemed to have made the election (discussed below under “—Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant-yield basis.

A subsequent U.S. Holder of an original issue discount debt security that purchases the debt security at a cost less than its remaining redemption amount (as defined below), or an initial U.S. Holder that purchases an original issue discount debt security at a price other than the debt security’s issue price, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if such U.S. Holder acquires the original issue discount debt security with “acquisition premium” (i.e., at a price greater than its adjusted issue price, which in the case of an initial U.S. Holder would be the issue price), the holder is required to reduce its periodic inclusions of OID income by a portion of the acquisition premium equal to the ratio of the OID that would otherwise be includable in such U.S. Holder’s income with respect to the debt security during the current taxable year, over the total remaining OID on the debt security as of the acquisition date. The “remaining redemption amount” for a debt security is the total of all future payments to be made on the debt security other than payments of qualified stated interest.

Certain of the debt securities may be subject to special redemption, repayment or interest rate reset features, as indicated in the applicable prospectus supplement. Debt securities containing such features, in particular original issue discount debt securities, may be subject to special rules that differ from the general rules discussed above. Purchasers of debt securities with such features should carefully examine the accompanying prospectus supplement and should consult their own tax advisors with respect to such debt securities because the tax consequences with respect to such features, and especially with respect to OID, will depend, in part, on the particular terms of the purchased debt securities.

Premium and Market Discount. A U.S. Holder of a debt security that purchases the debt security at a cost greater than its remaining redemption amount (as defined in the third preceding paragraph) will be considered to have purchased the debt security at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the debt security. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder that elects to amortize such premium must reduce its tax basis in a debt security by the amount of the premium amortized during its holding period. Original issue discount debt securities purchased at a premium will not be subject to the OID rules described above.

With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the U.S. Holder’s tax basis when the debt security matures or is disposed of by the U.S. Holder. Therefore, a U.S. Holder that does not elect to amortize such premium and that holds the debt security to maturity generally will be required to treat the premium as a capital loss when the debt security matures.

If a U.S. Holder of a debt security purchases the debt security at a price that is lower than its remaining redemption amount or, in the case of an original issue discount debt security, its adjusted issue price, by at least

0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the debt security will be considered to have “market discount” in the hands of such U.S. Holder. In such case, gain realized by the U.S. Holder on the disposition of the debt security generally will be treated as ordinary income to the extent of the market discount that accrued on the debt security while held by such U.S. Holder. In addition, the U.S. Holder could be required to defer the deduction of the interest paid on any indebtedness incurred or maintained to purchase or carry the debt security. In general terms, market discount on a debt security will be treated as accruing ratably over the term of such debt security or, at the election of the U.S. Holder, under a constant yield method.

A U.S. Holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a debt security as ordinary income. If a U.S. Holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Information Reporting and Backup Withholding. The issuing and paying agent will be required to file information returns with the IRS with respect to payments made to U.S. Holders of debt securities unless an exemption exists. In addition, U.S. Holders who are not exempt will be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the issuing and paying agent. All individuals are subject to these requirements. In general, corporations, tax-exempt organizations and individual retirement accounts are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

Under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding:

(a) Except as provided in paragraph (c) below, no withholding of U.S. federal income tax generally will be required with respect to the payment by us or any issuing and paying agent of principal or interest (which for purposes of this discussion includes OID) on a debt security owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a debt security is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a Non-U.S. Holder in compliance with applicable requirements, generally made, under current procedures, on IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder);

(b) Except as provided in paragraph (c) below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a debt security, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States (or, if an income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by the Non-U.S. Holder) or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met;

(c) Under recently enacted legislation, interest paid to a foreign financial institution after December 31, 2012, or the gross proceeds of a disposition of debt securities paid to a foreign financial institution after such date, generally will be subject to a withholding tax of 30 percent, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and to withhold on certain payments. A withholding tax of 30 percent also generally will be imposed on interest paid to a non-financial foreign entity after December 31, 2012, and the gross proceeds of a disposition of debt securities by such an entity after such date, unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. These new requirements will apply only to debt securities issued after March 18, 2012. Under certain circumstances, a Non-U.S. Holder of a debt security subject to the withholding tax described above may be eligible for refunds or credits of such tax. Investors are urged to consult with their own tax advisors regarding the possible implications of these new withholding requirements on their investment in debt securities.

Notwithstanding the foregoing, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest income that is effectively connected with its U.S. trade or business. In addition, under certain circumstances, effectively connected interest income of a corporate Non-U.S. Holder may be subject to a “branch profits” tax imposed at a 30% rate. A Non-U.S. Holder with effectively connected income will, however, generally not be subject to withholding tax on interest income if, under current procedures, it delivers a properly completed IRS Form W-8ECI.

In general, backup withholding and information reporting will not apply to a payment of interest on a debt security to a Non-U.S. Holder, or to proceeds from the disposition of a debt security by a Non-U.S. Holder, in each case, if the holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor our paying agent has actual knowledge, or reason to know, to the contrary. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. In certain circumstances, if a debt security is not held through a qualified intermediary, the amount of payments made on such debt security, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

The rules regarding withholding, backup withholding and information reporting for Non-U.S. Holders are complex, may vary depending on a holder’s particular situation, and are subject to change. In addition, special rules apply to certain types of Non-U.S. Holders including partnerships, trusts and other entities treated as pass-through entities for U.S. federal income tax purposes. Non-U.S. Holders should accordingly consult their own tax advisors as to the specific methods to use and forms to complete to satisfy these rules.

VALIDITY OF THE SECURITIES

The validity of the securities described in this prospectus will be passed upon for American Tower by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain legal matters will be passed upon for American Tower by Edmund DiSanto, Esq., Executive Vice President and General Counsel of American Tower. The validity of the securities described in this prospectus will be passed upon for any underwriters or agents, as the case may be, by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K, and the effectiveness of internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

We “incorporate by reference” into this prospectus and any applicable prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 1, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 6, 2010;

•	our Current Reports on Form 8-K filed with the SEC on January 29, 2010, February 24, 2010 (excluding Item 2.02 and Exhibit 99.1), March 1, 2010 and May 13, 2010; and

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the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 4, 1998 under the Exchange Act, and any subsequent amendments and reports filed to update such description.

You may request a copy of these filings at no cost, by writing or calling us at the following address: 116 Huntington Avenue, Boston, Massachusetts 02116, Telephone: (617) 375-7500, Attention: Investor Relations.